    As filed with the Securities and Exchange Commission on October 7, 1999
                                                                Registration No.


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                    FORM 10
                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                           LORACA INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)


                               ----------------


            Nevada                                      87-0555751
(State or other jurisdiction of                      (I.R.S. Employer
incorporation or organization)                      Identification No.)


                          5600 Wyoming Boulevard, N.E.
                                   Suite 150
                         Albuquerque, New Mexico 87109
          (Address of principal executive offices, including zip code)

      Registrant's telephone number, including area code:  (505) 856-0111

                               ----------------


Securities registered under Section 12(b) of the Exchange Act:


          Title of                              Name of each exchange on
         Each Class                                 which registered
        Common Stock                             Nasdaq National Market
        ------------                             ----------------------

            None                                     Not Applicable


          Securities registered pursuant to Section 12(g) of the Act:

                   Common Stock, $0.001 par value per share


                                (Title of class)

                           FORWARD-LOOKING STATEMENTS

  This Form 10 contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "project" and "continue" or similar words. You should read statements that contain these words carefully because they: (1) discuss our future expectations; (2) contain projections of our future results of operations or of our financial condition; or (3) state other "forward-looking" information. We believe it is important to communicate our expectations; however, there may be events in the future that we are not able to predict accurately or over which we have no control. Our actual results may differ materially from the expectations we describe in forward-looking statements. Factors that could cause actual results to differ materially from those we describe include, but are not limited to, adverse economic conditions in the United States and particularly in the West, interest rate fluctuations, federal and state regulatory changes, a decline in the popularity of the Internet, the ability to manage our growth, implement our strategy and adapt to technological change, competition, a decline in real estate prices and Year 2000 issues. Forward-looking statements below should be read in light of these factors.

  Unless required by law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Consequently, you should carefully review the risk factors set forth in other reports or documents which we file from time to time with the Securities and Exchange Commission, particularly our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and any Current Reports on Form 8-K.

Item 1.  Business.
         --------

Overview

Loraca International, Inc.

  Loraca International, Inc. ("Loraca") is a financial services holding company. It was formed on March 11, 1996, as a Nevada corporation and currently operates a mortgage bank through its wholly-owned subsidiary, NMMC, Inc. ("NMMC," and together with Loraca, the "Company"), headquartered in Lake Oswego, Oregon. NMMC is a New Mexico corporation which was formed on March 28, 1986, under the name B.C. Trucking, Inc. In 1991, NMMC commenced loan originations and changed its name to New Mexico Mortgage Co., Inc. In December 1998, the name New Mexico Mortgage Co., Inc. was changed to NMMC, Inc. NMMC is currently focused on the origination and sale of non-prime mortgage products in certain western states and is doing business as New Mortgage Millenium Corp. All of the outstanding capital stock of NMMC was acquired by Loraca in a purchase transaction on February 23, 1998.

  From 1991 through early 1999, NMMC originated primarily single family, conventional and government insured mortgage loans. Commencing in March 1999, NMMC began to shift its focus to origination of non-prime mortgage loans under the direction of a new management team. See Item 5, Directors and Executive Officers. As part of its new strategic focus, NMMC closed its retail lending operations in Albuquerque, New Mexico and Irvine, California and relocated its principal offices to Lake Oswego, Oregon.

The Mortgage Market

  The mortgage market may be broadly divided into four major segments today:

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

  . mortgage origination - sourcing, verification and documentation of mortgage loans, typically done by mortgage brokers and lenders;

  . mortgage lending - underwriting, funding and selling closed loans to mortgage loan investors;

  . capital markets - providing liquidity for sales into the secondary market;
    and

  . servicing - ongoing billing, collection and foreclosure/asset management.

  Consumers generally seek mortgage loans to finance a home purchase or to refinance existing mortgage debt. In some cases, a borrower may refinance for more than the existing mortgage amount and use the proceeds generated for other purposes. Mortgage loans are originated through two primary lending channels, frequently referred to as retail and wholesale. Retail lenders work directly with consumers, while wholesale lenders work with mortgage brokers or purchase closed loans from other lenders.

Mortgage Broker Businesses

  Mortgage broker businesses are typically small, local enterprises that increasingly lack the financial resources and technological capability to compete with financially stronger and more established competitors. In particular, they generally lack access to the technology necessary to determine borrower eligibility quickly and to search and analyze available mortgage products to find the best match for their customers. Because of the complex nature of the mortgage loan process and the preference of many consumers for personal contact, the Company believes that local mortgage brokers will continue to be an integral and important part of the mortgage lending business. However, as technology advances make it easier for consumers to deal directly with lenders, the Company believes that mortgage brokers will need to find new ways to compete more effectively for the consumer's business.

Market Opportunity for the Online Mortgage Origination

  Management of the Company believes that mortgage lending is well suited to an Internet-based distribution model for a number of reasons, including:

  . mortgages are information products that need no physical delivery or warehousing;

  . pending mortgage lending transactions can be tracked more efficiently through the use of graphical and dynamic real-time presentations over the Internet;

  . borrower data can be rapidly transmitted by mortgage originators to mortgage lenders through the Internet, allowing automated underwriting and streamlined overall processing; and

  . local offices and expenses associated with the traditional distribution model are reduced.

  Consequently, the Company believes a significant market opportunity exists for an easy to use online service aimed at mortgage originators with a broad selection of products and services.

Loraca's Business Strategy

  Loraca's business strategy is to build upon its existing mortgage banking platform and grow its customer base by: (i) expanding its mortgage banking platform; (ii) offering conventional mortgage products; (iii) developing an Internet mortgage lending and delivery system to reduce mortgage loan processing times and enhance existing distribution channels; (iv) creating brand recognition around its proprietary Internet domain names (including "NM\\2\\C.com"); and (v) exploring potential acquisition opportunities and strategic alliances to enlarge its operations in the above areas.

Expansion of Mortgage Banking Platform

  Through NMMC, the Company currently originates non-prime mortgages under the name New Mortgage Millenium Corp. Non-prime mortgages have historically been the most profitable and least interest rate sensitive mortgage products. The Company intends to expand its non-prime operations into additional states by obtaining licenses to transact business in most of the United States, and will add to its sales force to create additional sales volume.

Additional Mortgage Loan Products

  The Company plans to offer additional mortgage loan products through conventional and electronic-based distribution channels, including conforming mortgage loans, jumbo mortgage loans and second mortgage loans.

Development of Internet Mortgage Loan Processing and Delivery System

  The Company has contracted with J. A. Young & Co., Inc., a Bellevue, Washington based technology consulting firm ("J. A. Young") to develop an interactive electronic database which will automate many aspects of the loan application, underwriting and approval process. Management of the Company believes that such automation will result in (i) decreased loan processing times; (ii) increased productivity; (iii) lower processing costs; and (iv) broader distribution channels for the offer and sale of the Company's products.

Create Brand Recognition

  The Company intends to create brand recognition by establishing websites under Internet domain names which it has reserved, including "NM\\2\\C.com." The Company plans to launch both traditional and online marketing campaigns to increase customer awareness and penetrate its target markets.

Explore Potential Acquisitions

  The Company intends to pursue acquisition opportunities, as they arise, as the primary means of expanding its mortgage banking platform for conventional loans. In evaluating any acquisition candidate, the Company will analyze several strategic characteristics, including the candidate's geographic location(s), the types of products or services it provides, existing distribution channels, the presence and strength of local competition, the regulations applicable to the candidate and the structure of the transaction. The Company may purchase candidates which meet its criteria with cash, equity or debt securities or some combination of the foregoing.

Products and Services

  The following is a description of the types of mortgage loan products that the Company offers or intends to offer. All of these loans will be sold to various institutional investors. Products are designed primarily to satisfy these investors' criteria.

Conforming Mortgage Loans

  Conforming mortgage loans are mortgage loans that conform to the underwriting standards established by one of the two government-sponsored mortgage entities -
- the Federal National Mortgage Association ("Fannie Mae") or the Federal Home Loan Mortgage Association ("Freddie Mac").

Jumbo Mortgage Loans

  Jumbo mortgage loans exceed the maximum loan size for a conforming mortgage loan (currently $240,000 for a single-family home), but otherwise satisfy the underwriting guidelines established by Fannie Mae or Freddie Mac.

Alternative A Mortgage Loans

  Alternative A mortgage loans fail to satisfy one or more elements of the jumbo or Fannie Mae/ Freddie Mac loan underwriting criteria, such as those relating to documentation, employment history, income verification, loan-to-value ratios, credit history, qualifying ratios or borrower net worth.

Second Mortgage Loans

  Second mortgage loans are mortgage loans secured by second liens on the underlying property. These loans are designed primarily for high credit quality borrowers and are underwritten according to the standards of the investor to which the loans will be sold. Second mortgage loans are "closed-end," that is they are fixed in amount at the time of origination and typically amortize over the term of the loan or have a balloon payment feature at maturity, and generally bear fixed interest rates.

Non-Prime Mortgage Loans

  Non-prime mortgage loans consist of mortgage loans to borrowers who have impaired or limited credit profiles or higher debt-to-income ratios than would be acceptable for sale of such loans to Fannie Mae or Freddie Mac. Such mortgage loans may also fail to satisfy the underwriting criteria of the government-sponsored entities in other ways, including loan amount and distinctiveness of property characteristics.

Sales and Marketing

  The Company intends to sell its mortgage loan products (i) through its direct sales force and (ii) online over the Internet. As of September 30, 1999, the Company employed 13 salespeople marketing to small mortgage brokers and calling upon accounts in states in which the Company operates. The Company is in the process of developing websites to offer the Company's products online to mortgage brokers, mortgage bankers, credit unions and community banks under the domain name "NM\\2\\C.com."

  The Company plans to use both traditional and online marketing strategies as well as sales executives to maximize customer awareness and enhance brand recognition. Traditional advertising efforts will include print campaigns and promotions at trade shows aimed at building nationwide brand awareness with the Company's customers. In addition to its advertising campaign through traditional mediums, the Company intends to enter into affiliations with its customers and other financial services-related companies to cross-market products. Online partnering arrangements may include (i) private label marketing arrangements with mortgage banks, mortgage brokers, community banks, credit unions and real estate brokers, whereby the Company will provide them with websites linked to the Company's own websites, (ii) placing links and banner advertisements on partners' websites and (iii) establishing mortgage loan monitoring services for those partners' customers.

The Loan Process

Technology

  The Company is currently developing technology aimed at the mortgage origination business under the primary domain name "NM\\2\\C.com." Each mortgage originator may apply with the Company to receive an account number and password. The mortgage originator may then access the Company's system and input information about a potential borrower into the Company's database. Within minutes, the mortgage originator will receive a decision. If a pre-approval is granted, the notification will include a list of those items required to complete the lending process. Alternatively, the Company's proprietary technology will provide the mortgage originator with alternative mortgage products for which the borrower may qualify. The mortgage originator may then track in real time the status of all loan requests submitted under its account.

  The Company believes that its technology will reduce the processing time between receipt of borrower information and loan approval, allow mortgage banks, mortgage brokers, community banks and credit unions to increase their transaction volumes and shorten the period of time in which the borrower may be lost to the competition. In addition, the Company believes that earlier approvals may result in (i) shorter sale times (and lower inventories) for builders and developers and (ii) higher closing ratios and quicker realization of commissions by real estate agents. Further, the Company believes that increased automation of the mortgage loan approval process will ultimately reduce the cost of providing a loan, which savings may then be passed on to the borrower.

Underwriting

  Automated underwriting ("AU") is expected to contribute significantly to the Company's goal of greater efficiency in the lending process by providing the Company's customers with faster, more cost-efficient credit reviews and decisions. In addition, the Company believes that integration of existing AU systems with the AU system of the Company will increase a mortgage originator's capture rate. The Company intends to continue to invest substantial resources into improving its AU capabilities. Because it does not hold mortgage loans for investment purposes, the Company underwrites each mortgage loan to composite criteria compiled from multiple investors. Such criteria generally involve a review and analysis of a potential borrower's:

  . overall credit history, with an emphasis on mortgage and installment debt;

  . employment and income; and

  . subject property value and characteristics.

Quality Assurance and Control

  Prior to funding a loan, the Company performs a pre-closing audit to ensure that the loan meets investor requirements. The pre-closing audit includes:

  . generation of a new credit report (depending upon the amount of time which has elapsed between approval and funding);

  . a verbal verification of current employment; and

  . a lien search on the subject property.

  The Company's quality control provider continuously samples closed loans (i) to verify compliance with legal documentation requirements, (ii) to ensure accuracy, and (iii) to help prevent fraud. Quality control reviews enable the Company to monitor, evaluate and improve the overall quality of loan production and to identify potential underwriting problems. The Company currently utilizes the services of an independent outside quality control provider. Each month, the quality control provider reviews a random 10% sample of loans funded by us. This examination includes:

  . a credit underwriting review;

  . a completed loan package re-verification;

  . a loan program compliance review; and

  . a federal regulatory compliance review.

  Every loan selected for review undergoes a complete re-verification of employment, deposit, mortgage and rental history. A new residential mortgage credit report is ordered on 10% of the selected loans, while a new review appraisal may be ordered on another 10% of the selected loans. This review is intended to detect evidence of fraudulent documentation and/or irregularities in the processing, funding, servicing or selling of the mortgage loan.
Verification of occupancy and applicable information is made by regular mail. Over each 12-month period, the Company's quality control provider is required to examine loans of all product types (from all states of origination) and all loans with high-risk characteristics. Quality control reports produced by the outside quality control provider include individual loan overviews, loan group overviews and key trends or patterns summarized on a monthly and year-to-date basis. To date, these quality control reviews have not uncovered any material deficiencies.

Loan Sales

  The Company currently sells all mortgage loans that it funds along with the mortgage loan servicing rights to various institutional investors. The Company determines the investor following a comparison of prices available for each loan to be sold, an analysis of market conditions at the time of sale and a review of the risk profile of the mortgage loan to be sold.

Recourse and Repurchases

  The Company reduces its prepayment and default risk (other than first-payment defaults) by selling all of the mortgage loans which it closes. However, in connection with its whole-loan sales, the Company typically makes representations and warranties to the purchasers of the loans relating to, among other things: (i) compliance with applicable laws, regulations and program standards and (ii) the accuracy of the information provided by the Company to the purchaser. The Company's loan sale agreements with institutional investors generally require it to repurchase mortgage loans if the representations made in the agreement are materially inaccurate or if the warranties are breached. In addition, the Company may be required to indemnify the investors for any damages caused by such breach.

  If a repurchase request is made, the Company typically attempts to remedy the breach and seek a rescission of the repurchase request. In the event the Company is unable to remedy the breach or obtain a rescission of the repurchase request, it may refinance or sell the subject mortgage loan to another investor, sometimes at a loss. Additionally, in connection with some non-prime mortgage loan sales, the Company may be required to return a portion of the premium received upon the sale of the mortgage loan if the loan is prepaid by the borrower within the first year after sale, net of any prepayment penalty collected. The Company has attempted to minimize the risk of a loan rejection and repurchase request through its quality assurance program which monitors the entire mortgage loan process. If the Company is required to repurchase loans originated for or sold to investors, its operating results could be materially adversely affected.

Warehouse Financing

  The Company relies upon warehouse financing facilities to support its loan originations prior to sale. The Company borrows money on a short-term basis through warehouse lines of credit during the period from loan origination to sale. The Company has established (i) a $5,000,000 warehouse line of credit with The Provident Bank which may be terminated at any time by The Provident Bank and (ii) a $5,000,000 warehouse line of credit with Sterling Bank & Trust which matures on January 7, 2000. As of September 30, 1999, the Company had borrowed $1,070,302 from The Provident Bank and had no outstanding borrowings under its agreement with Sterling Bank & Trust.

  The Company's agreements with the Provident Bank and the Sterling Bank & Trust require it to comply with various operating and financial covenants. These covenants restrict the Company's ability to, among other things, sell any of its assets or merge or consolidate with another company. The Company intends to increase and diversify further its short-term funding capabilities and continue to identify and pursue alternative and supplementary sources to finance its mortgage loan originations.

Interest Rate Risk Management

  The Company currently sells all loans that it originates together with the loan servicing rights on a whole loan basis. The Company's loans are sold on either a pre-approved basis or in bulk transactions within 60 days following origination on a best-efforts basis. Due to (i) the limited period of time in which the Company holds the mortgage loans it originates and (ii) the lower interest-rate sensitivity of the Company's non-prime mortgage loan products, the Company does not currently engage in hedging transactions.

Government Regulation

  The residential mortgage financing industry is highly regulated. The Company must comply with extensive and complex rules and regulations of, and licensing and examination by, various federal, state and local government authorities. These rules impose obligations and restrictions on the Company's lending activities. In particular, these rules (i) limit the broker fees, interest rates, finance charges and other fees the Company may assess, (ii) require extensive disclosure to the borrower, (iii) prohibit discrimination and (iv) impose multiple qualification and licensing obligations upon the Company. Failure to comply with these requirements may result in, among other things, revocation of required licenses or registrations, loss of approval status, voiding of loan contracts or security interests, indemnification liability or the obligation to repurchase mortgage loans sold to mortgage loan purchasers, rescission of mortgage loans, class action lawsuits, administrative enforcement actions and civil and criminal liability. The Company believes that it is in compliance with these rules and regulations.

  As a mortgage company which intends to do business over the Internet, the Company faces an additional level of regulatory risk since the statutes and regulations governing mortgage transactions have not been revised or updated to fully accommodate electronic commerce. Most of the federal and state laws, rules and regulations governing mortgage loans contemplate or assume paper-based transactions and do not currently address the delivery of required disclosures and other documents through electronic communications. Until the applicable laws, rules and regulations are revised to clarify their applicability to transactions through e-commerce, any company offering mortgage loans through the Internet or other means of e-commerce will face uncertainty as to legal compliance. Moreover, there is no assurance that revisions to the laws, rules and regulations will be adopted and, if adopted, will be timely or adequate to eliminate this uncertainty.

  At the state level, the Company must comply with licensing and regulation in most of the states where it acts as a mortgage broker or lender. In addition, any person who acquires 10% or more of the Company's stock may be required to periodically file certain financial information and other personal and business information pursuant to state licensing regulations. If any person holding 10% or more of the Company's stock refuses or fails to comply with these filing requirements, the Company's existing licensing arrangements could be jeopardized. The loss of required licenses could have a material adverse effect on the Company's results of operations and financial condition.

  State laws limit the origination fees, interest rates, finance charges and other fees that the Company may assess, including late charges, insufficient funds charges for returned checks and prepayment penalties, and may require payment of interest on escrow balances. State laws may also require extensive disclosure to the Company's customers concerning fees and charges, brokerage agreements, lock-in agreements and commitments, alternative mortgage transactions, escrows for taxes and insurance, choosing settlement attorneys and insurance agents and private mortgage insurance, among others. These laws regulate both the content and timing of disclosures. In addition, many state laws regulate advertising claims in connection with the solicitation of mortgage loan applications. State and federal laws also prohibit unfair and deceptive trade practices in the mortgage finance business. The Company believes that it has obtained all licenses material to its business in the jurisdictions where it is currently operating, and is substantially in compliance with the laws of these jurisdictions.

  At the federal level, the Company's mortgage brokering and lending activities are regulated under a variety of laws, including, but not limited to, the Truth in Lending Act and Regulation Z

("TILA"), the Equal Credit Opportunity Act and Regulation B ("ECOA"), the Fair Housing Act, the Fair Credit Reporting Act ("FCRA"), the Real Estate Settlement Procedures Act and Regulation X ("RESPA"), the Home Mortgage Disclosure Act of 1975 and Regulation C ("HMDA") and the Flood Disaster Protection Act ("FDPA"). These statutes generally require detailed disclosure of information concerning mortgage loans, and they regulate the manner in which loans are made, including advertising, disclosure of consumer information, servicing (and transfer of servicing) of mortgage loans, payments for settlement services and reporting of consumer data. These laws regulate both the content and timing of disclosures. The Company believes that it is operating substantially in compliance with the laws applicable to its business.

  Under TILA, lenders are required to provide consumers with uniform, understandable information concerning certain terms and conditions of their loan and credit transactions. Disclosures include providing the annual percentage rate, monthly payment amount and total amount financed, plus certain disclosures concerning alternative mortgage transactions. In addition, TILA gives borrowers, among other things, the right to rescind loan transactions if the lender fails to provide the requisite disclosure.

  Under ECOA, creditors are prohibited from discriminating against applicants on the basis of race, color, sex, age, religion, national origin or marital status. The regulations under ECOA also restrict creditors from requesting certain types of information from loan applicants. FCRA requires lenders to supply applicants with certain information (called an "adverse action notice") when the lender denies its applicants credit. The Fair Housing Act prohibits discrimination in mortgage lending on the basis of race, color, religion, sex, handicap, familial status or national origin. Finally, when acting as a mortgage lender, the Company must also file annual reports with HUD pursuant to HMDA, which requires the collection and reporting of statistical data concerning loan transactions.

  RESPA requires certain disclosures, including (i) a good faith estimate of closing costs, fees and impounds, (ii) notice of right to a copy of the property appraisal and (iii) disclosure of the history of the Company's mortgage servicing transfer practices. RESPA also prohibits the payment or receipt of kickbacks or referral fees, fee shares or splits, or unearned fees in connection with the provision of real estate settlement services.

  Under the FDPA, mortgage providers are required to perform the following actions: (a) determine flood risk by checking government-provided geographical flood maps to ascertain whether a property is located in a high-risk flood area;
(b) inform the applicant if the property is determined to be in a high-risk area by notifying him at least 10 days prior to funding or at loan commitment; (c) require the applicant to buy flood insurance if the property is located in a high-risk area; and (d) continually monitor loans to insure that if, based on amendments to the flood plain maps, the property becomes located in a Special Flood Hazard area during the life of the loan.

  The laws, rules and regulations applicable to the Company may undergo periodic modification and change. Various laws, rules and regulations, are currently proposed, which if adopted, could impact the Company. There can be no assurance that these proposed laws, rules and regulations, or other applicable laws, rules or regulations, will not be adopted in the future, which could (i) make compliance much more difficult or expensive, (ii) restrict the Company's ability to originate, purchase or sell loans, (iii) further limit or restrict the amount of commissions, interest and other charges earned on loans originated, brokered, purchased or sold by the Company or (iv) otherwise adversely affect the business or prospects of the Company.

Competition

  The market for mortgage loans is rapidly evolving, both online and through traditional channels. The competition in wholesale mortgage lending is intense, and the Company faces additional competitive pressure with the rise of online lending. The Company currently competes with a variety of other companies offering mortgage and other financial services products, including the following.

  . Online mortgage brokers, including Loanworks.com (IndyMac), Unifi.com, E-loan, Iown.com, Mortgage.com, Quicken Mortgage.com, Lending Tree, Keystroke Financial, Microsoft's Home Advisor.com and Rock Financial to name a few.

  . Traditional lenders, including Countrywide Home Loans, Norwest Mortgage,
    Bank of America and Chase Mortgage.

  . Other mortgage banking companies, commercial banks, savings associations, credit unions and other financial institutions.

  Many of the Company's potential competitors have substantial competitive advantages over the Company, including:

  . longer operating histories;

  . greater name recognition;

  . larger established customer bases; and

  . greater financial, marketing, technical and other resources.

  Increased competition, particularly online competition, could result in price reductions, reduced margins or loss of market share, any of which could adversely affect the Company's business. Further, there can be no assurance that the Company's competitors and potential competitors will not develop services and products that are equal or superior to the Company's or that achieve greater market acceptance than the Company's products and services. The Company believes that its ability to compete online will depend upon, among other things: (i) the efficiency and cost effectiveness of its operations and technology; (ii) the quality of its service; (iii) brand recognition of the Company's proprietary domain names, including "NM\\2\\C.com"; and (iv) its ability to generate customer loyalty.

Intellectual Property

  The Company has applied for, but not yet received, trademark protection from the United States Office of Patents and Trademarks for the trademarks "Go2e.com" and "Go2efinancial.com." The Company does not currently hold any patents.
While the Company seeks to protect its trademarks and other proprietary rights through a variety of means, it may not have taken adequate steps to protect these rights. The Company may also license intellectual property from third parties in the future, and it is possible that it could be subjected to infringement actions based upon the intellectual property licensed from these third parties. Any intellectual property claims brought against the Company, regardless of their merit, could result in costly litigation and the diversion of its financial resources and technical and management personnel. Further, if such claims are proved valid, through litigation or otherwise, the Company may be required to change its trademarks or other proprietary marks and pay financial damages which would adversely affect the Company's business.

  The Company currently enters into confidentiality agreements with its new employees and consultants and has attempted in other ways to limit and control access to and distribution of its technologies and other proprietary information. Despite the Company's efforts to protect its proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use its proprietary rights. The steps the Company has taken may not prevent misappropriation of its proprietary rights, particularly in foreign countries where laws or law enforcement practices may not protect the Company's proprietary rights as fully as in the United States.

Employees

  As of September 30, 1999, the Company employed 27 full-time employees of which 13 were in sales, 13 were in administration and 1 comprised its technology staff. None of the Company's employees are represented by a labor union or is the subject of a collective bargaining agreement.

Item 2.  Financial Information.
         ---------------------

  On February 23, 1998, Loraca acquired all of the issued and outstanding capital stock of NMMC in a transaction accounted for as a purchase. The Company's results of operation and statement of financial position for fiscal year 1998 include NMMC's results of operations since the date of its acquisition by Loraca.

                       Selected Financial Data of Loraca
              (Dollar amounts in thousands, except per share data)

  The following selected data as of December 31, 1998, and for each of the periods in the period ended December 31, 1998, has been derived from the Company's financial statements audited by BDO Seidman, LLP, independent certified public accountants, whose report with respect thereto appears elsewhere herein. Such selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and is qualified by reference to the Financial Statements and Notes thereto appearing elsewhere in this Registration Statement on Form 10. The following selected data as of June 30, 1999, and for each of the six month periods ended June 30, 1999 and 1998 have been derived from the unaudited financial statements of the Company and include all adjustments, consisting only of normal recurring accruals, which management considers necessary for a fair presentation of such financial information for those periods. Results for the six months ended June 30, 1999, are not necessarily indicative of the results to be expected for the year ending December 31, 1999, or for any other period within that year.

                                                                                              For the Six Months
                                            For the Years Ended                                 Ended June 30,
                                                December 31,                                     (Unaudited)
                                      ----------------------------                           --------------------
                                                                             From
                                                                          Inception on
                                                                            March 11,
                                             1998            1997         1996 through         1999         1998
                                                                        December 31, 1996
                                      ---------------------------------------------------------------------------
INCOME STATEMENT DATA:
Revenues                                   $   637        $  --          $  --               $   116       $  406
Operating Expenses:
    Interest Expense                           452           --             --                    53          255
    General and                              1,362           80             --                 1,300          489
      administrative
                                      ---------------------------------------------------------------------------
       Total operating expenses              1,814           80             --                 1,353          744
                                      ---------------------------------------------------------------------------
Loss from operations                        (1,177)         (80)            --                (1,237)        (338)
Other income, net                               44           --             --                 2,391           14
                                      ---------------------------------------------------------------------------
Net income (loss)                          $(1,133)       $ (80)         $  --               $ 1,154      $  (324)
                                      ===========================================================================
Net income (loss) per share:
Basic and diluted                          $  (.19)       $(.12)         $(.01)              $   .16      $  (.07)
                                      ===========================================================================
BALANCE SHEET DATA
 (AT END OF PERIOD)
  Mortgage loans
   held-for-sale                           $ 1,798        $  --          $  --                $  277      $4,946
  Cash and cash equivalents                     36           69              5                     9         398
  Total assets                               5,102           69              5                 5,736       7,898
  Warehouse lines payable                    1,791           --             --                   277       4,778
  Long term obligations                         40           --             --                    --          --
  Total stockholders' equity
  (deficit)                                $ 2,323        $ (10)         $   5                $5,345      $2,184

________________

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the Company's Financial Statements and Notes thereto appearing elsewhere in this registration statement. In addition to historical information, the following discussion and other parts of this registration statement contain forward-looking statements that involve significant risks and uncertainties. There are several important factors that could cause the Company's actual results to differ materially from historical results and those anticipated by the forward-looking statements, including competitive factors and other factors discussed elsewhere in this registration statement. The Company has sought to identify the most significant risks to its business, but cannot predict whether or to what extent any of such risks may be realized nor can there be any assurance that the Company has identified all possible risks that might arise. Investors should carefully consider all of such risks before making an investment decision with respect to the Company's stock. In particular, investors should refer to the section entitled, "Factors That May Affect Future Results."

Overview

General

  The Company's revenues are derived from both the origination and sale of mortgage loans. As a wholesale mortgage banker specializing in nonprime lending, the Company generates income through discount points, fee charges for processing, documentation preparation, underwriting and other miscellaneous fees. With respect to the loans that it sells, the Company generates revenues from net premium income and interest income. Net premium income consists of the net gain on the sale of mortgage loans and mortgage servicing rights. This net gain is recognized at the time of receipt of funds based on the difference of the loans and their related servicing rights value minus the carrying value of the mortgage loans sold. The carrying value includes loan related expenses, consisting of fees paid to third parties for appraisal, credit reports and other third party charges related to the closing and funding of the mortgage loans. Interest income consists of the interest the Company receives on the mortgage during the period prior to sale.

The Company's costs and expenses consist largely of the following:

  . Interest paid under its warehouse credit facilities.

  . Salaries, commissions and benefits paid to employees.

  . General and administrative expenses such as occupancy costs, office expenses and professional services.

  . Depreciation and amortization expense related principally to the Company's facilities, computers, software and technology development and goodwill associated with its acquisitions.

  . Reserves for potential loan repurchase demands and premium recapture from the Company's investors.

Seasonality and Rates

  Mortgage loan originations are typically at their lowest level during the first and fourth calendar quarters primarily due to a reduced level of home buying activity during the winter months. Mortgage loan originations generally increase beginning in March and continuing through October. As a result, the Company's earnings may be lower in the first and fourth quarters than in the second and third quarters. Further, the Company's expenses may vary quarter to quarter based on fluctuations in the volume of loans it originates. In addition, economic and interest rate cycles also impact the mortgage industry, and mortgage loan volume typically falls in rising interest rate environments. During such periods, refinancing loan volume decreases because higher interest rates provide reduced economic incentives for borrowers to refinance their existing mortgages.

Results Of Operations

Six Months Ended June 30, 1999, compared to the Six Months Ended June 30, 1998

Revenues

  Revenues for the six months ended June 30, 1999, decreased $290,150 or 71% to $115,606 as compared to $405,756 for the same period in 1998. The decrease resulted from the reduction in gain on sales of loans and interest income as mortgage loan origination volume declined due to the closure of NMMC's retail lending operations and the commencement of wholesale operations in Lake Oswego, Oregon.

Expenses

  Total expenses increased $608,954 or 82% to $1,353,215 for the six months ended June 30, 1999, as compared to $744,261 for the six months ended June 30, 1998. The principal components of the increase in expenses include $434,000 of additional personnel and commission expense, $95,000 in incremental professional and consulting fees and an increase in tax and licenses of $80,000. The increases in expenses are attributable to an overlap of NMMC operations in New Mexico and Oregon and costs incurred to further the Company's new business initiatives. The expenses related to the closure of the New Mexico operation included payment of severance to the terminated employees. The expenses for the six months ended June 30, 1999, included approximately $90,000 related to the start-up and subsequent closure of a retail office in California.

Other Income, Net

  Other income, net was $2,391,825 for the six months ended June 30, 1999, an increase of $2,377,542 compared to $14,283 for same period in 1998. The increase was primarily attributable to the gain on the sale of investments of $2,387,123 liquidated during the six months ended June 30, 1999 for working capital expenses, compared to $20,915 during the six months ended June 30, 1998, an increase of $2,366,208.

Fiscal Year Ended December 31, 1998, Versus Fiscal Year Ended December 31, 1997

Revenues

  Revenues for the year ended December 31, 1998, were $637,339. The Company did not earn any revenue during the same period in 1997. Revenues for 1998 included gains on the sale of loans of $285,843 and interest income of $351,496.

Expenses

  Total expenses increased $1,734,722 to $1,814,383 for the year ending December 31, 1998, as compared to $79,661 in 1997, which included a recovery of bad debt expense equaling $361,006. The increase is attributable to the inclusion of the operations of NMMC subsequent to February 23, 1998.

Other Income

  Other income was $44,530 for the year ending December 31, 1998, primarily attributable to gain on the sale of securities of $41,107. No other income was generated during the year ending 1997.

Income Taxes

  At December 31, 1998, the Company had approximately $643,000 of federal net operating loss carryforwards for tax reporting purposes available to offset future taxable income. In addition, the Company has $516,000 of capital loss carryforwards that may be applied against future capital gain. The Company's ability to utilize these tax loss carryforwards may be restricted under applicable tax laws.

Fiscal Year Ended December 31, 1997, Versus Period From Inception, March 11, 1996, Through December 31, 1996

Revenues

  The Company did not generate any revenues during the year ended December 31, 1997, or the period from Inception, March 11, 1996, through December 31, 1996.

Expenses

  Total expenses increased $79,381 to $79,661 for the year ending December 31, 1997, as compared to $280 for 1996. The increase is attributable to the initiation of operations within the Company during 1997 as it prepared to acquire NMMC in 1998.

Quantitative and Qualitative Disclosures about Market Risk

  Interest rate movements significantly impact the Company's volume of closed mortgage loans and represent the primary market risk to the Company. In a higher interest rate environment, consumer demand for mortgage loans, particularly refinancing of existing mortgage loans, declines. Interest rate movements affect the interest income earned on mortgage loans held for sale, interest expense on the warehouse lines of credit payable, the value of mortgage loans held for sale and ultimately the gain on sale of mortgage loans. In addition, in an increasing interest rate environment, the Company's mortgage loan brokerage volume is adversely affected.

  The Company originates mortgage loans and manages the market risk related to these mortgage loans by pre-selling them on a best-efforts basis at the time that the Company establishes the borrower's interest rate. The Company currently does not maintain a trading portfolio of mortgage loans and/or mortgage securities. As a result, the Company is not exposed to market risk as it relates to trading activities. The majority of the Company's portfolio is held for sale which requires it to perform market valuations of its pipeline, its mortgage loan portfolio held for sale and related forward sale commitments in order to properly record the portfolio and the pipeline at the lower of cost or market. Therefore, the Company monitors the interest rates of its loan portfolio as compared to prevailing interest rates in the market. Because the Company pre-sells its mortgage loan commitments forward, it believes that a 1.00% increase or decrease would not have a significant adverse affect on the Company's earnings from its interest rate sensitive assets. The Company pays-off the warehouse lines payable when the mortgage loan is sold and consequently would not be expected to incur significant losses from an increase in interest rates on the warehouse line of credit due to the short time frame that the warehouse line is drawn down. In the future, if the Company does not pre-sell the mortgage loan commitments, its market risk could change significantly.

Liquidity And Capital Resources

Operating cash flow

  The Company has historically operated on a negative cash flow basis due primarily to development stage expenses and operating expenses that exceeded the limited revenues from NMMC's retail loan origination operations. During the six months ended June 30, 1999, the Company incurred additional expenses pursuant to the development of the Company's new business initiatives and the transition of NMMC to the non-prime wholesale operation in Oregon.

  For the six months ended June 30, 1999, the Company had operating cash flow of $219,016, compared to operating cash flow of $1,924,271 for the comparable period in 1998. The decrease in operating cash flow resulted from an increase in operating expenses and a net decrease in the net cash provided from the sale of loans during the six months ended June 30, 1999, compared to the same period in 1998.

  Currently, the Company's primary cash requirements include the funding of (1) mortgage originations pending their sale, (2) interest expense on its warehouse and other financings and (3) ongoing administrative and other operating expenses. The Company must be able to sell loans and obtain adequate credit facilities and other sources of funding in order to achieve positive operating cash flows and to maintain the ability to originate and purchase loans.

Warehouse Financing

  The Company relies upon warehouse financing facilities to support its loan originations prior to sale. The Company borrows money on a short-term basis through warehouse lines of credit during the period from loan origination to sale to third party investors. The Company has relied upon a limited number of lenders to provide the primary credit facilities for its loan originations. As of June 30, 1999, the Company had a $5 million warehouse facility with The Provident Bank which provided a committed credit line with a variable rate of interest which could have been terminated at any time by The Provident Bank. The Company has since established (i) a

$5,000,000 warehouse line of credit with The Provident Bank which may be terminated at any time by The Provident Bank and (ii) a $5,000,000 warehouse line of credit with Sterling Bank & Trust which matures on January 7, 2000.

  The Company is required to comply with various operating and financial covenants as provided in the agreements described above which are customary for agreements of their type. The continued availability of funds provided to the Company under these agreements is subject to the Company's continued compliance with these covenants. The Company was in violation of certain of the financial covenants under a $5,000,000 warehouse line of credit with U.S. Bank that was in place as of December 31, 1998, including (i) failure to maintain required financial ratios, (ii) exceeding allowable quarters of net operating losses and
(iii) failure to maintain positive monthly cash flow. The lender subsequently waived the loan covenant requirements as of December 31, 1998, and the warehouse line expired on its extended maturity date of May 31, 1999.

Transactions with Affiliates

  From time to time, the Company's Chief Executive Officer, Ronald R. Baca, has made loans to Loraca and NMMC in order to fund the Company's working capital needs, including payroll and other office expenses. In consideration of Mr. Baca's capital contributions, the Company issued to Mr. Baca an unsecured demand promissory note dated as of December 31, 1998 in the amount of $701,737 and bearing interest at the rate of 8% per annum. During the first and second quarters of 1999, the Company made net advances to Mr. Baca in the amount of $919,299, including the transfer to Mr. Baca in May 1999 of 41,000 shares of the common stock of ZiaSun Technologies, Inc., a publicly traded corporation ("ZiaSun"), with a market value of $645,750. As of June 30, 1999, all outstanding principal and interest on the note had been fully repaid by the Company, and Mr. Baca owed the Company $217,562.

Transactions Involving Capital Stock

  In conjunction with the acquisition of NMMC, Loraca issued a total of 6,200,000 shares of its common stock during the year ended December 31, 1998.
In February 1998, Loraca issued 2,100,000 shares of its common stock ("Common Stock") to Mr. Baca in exchange for 100 percent of the outstanding shares of NMMC's common stock. In connection with the acquisition of NMMC, the Company acquired $173,848 in cash. Loraca also issued 4,100,000 shares of Common Stock to acquire 1,000,000 shares of the common stock of ZiaSun. The shares of ZiaSun common stock acquired were valued at $2,125,000.

Sales of Marketable Securities

  During the six months ended June 30, 1999 the Company sold 179,000 shares of ZiaSun Common Stock, generating a gain on sale of $1,906,435. In addition, in May 1999 the Company transferred 41,000 shares of ZiaSun common stock, with a market value of $645,750, to Mr. Baca in exchange for forgiveness of a like amount of the principal and accrued interest on the note payable to Mr. Baca.
As of June 30, 1999, the Company held 495,000 shares of ZiaSun common stock with an approximate market value of $4,160,970. The Company may liquidate additional investment securities, as needed, to fund its working capital needs.

New Accounting Standards Not Yet Adopted

  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which establishes accounting reporting standards for derivative instruments including certain derivative instruments embedded in other contracts and for hedging activities. SFAS 133 was originally to be effective for fiscal years beginning after June 15, 1999. SFAS No. 137 has deferred the effective date of SFAS 133 to all fiscal quarters of fiscal years beginning after June 15, 2000. Management believes the adoption of this statement will not have a material impact on the Company's results of operations, financial position or cash flow.

Year 2000 Compliance

  The Company will rely upon a significant number of computer software programs and operating systems in conducting its operations, including software purchased from third-party vendors and internally developed programs. To the extent that these software applications contain source code that is unable to correctly interpret the upcoming calendar year "2000," some level of modification or even possible replacement of such source code or applications will be necessary. The Company has received written confirmation from its primary software vendors that their applications are Year 2000 compliant or will be before December 31, 1999. Additionally, the Company is creating or revising all internally developed software to be Year 2000 compliant. Given the information known at this time, it is currently not anticipated that these "Year 2000" costs will have any material adverse impact on the Company's business, financial condition, results of operations or cash flows.

  The Company is, however, dependent on Year 2000 compliance by its vendors to some extent, for example third-party servicers. The Company is requiring its systems and software venders to represent that the services and products provided are, or will be Year 2000 compliant. Although no assurance can be provided regarding compliance by third-party vendors, the Company does not expect that noncompliance by any such vendors will have a material adverse effect on its operations. In the event of noncompliance by any such vendor, the Company believes that alternative vendors will be available to it.

Factors That May Affect Future Results

If we continue to experience losses in the future, our business, financial condition and growth prospects could be materially adversely affected.

  We have had net operating losses in each year since inception, and we may incur losses in future periods. We may continue to incur losses due to near-term investments in information systems, sales, marketing, recruiting and establishing customer support and administrative infrastructure. As a result, we may not be able to implement our future business plans, and our business, results of operation, financial condition and growth prospects could be materially adversely affected. In addition, if revenue grows slower than we anticipate, or if operating expenses exceed our expectations or cannot be adjusted accordingly, our business, results of operations and financial condition will be adversely affected.

If we lose access to credit facilities to finance our mortgage lending activities, our growth prospects would be severely limited.

  We are dependent upon specialized mortgage credit facilities from other lenders to finance our mortgage lending activities. We currently maintain two warehouse credit facilities with different terms, conditions and restrictive covenants. These lines may expire or be cancelled at the discretion of the lending institutions.

  We cannot assure you that financing will continue to be available on favorable terms or at all. To the extent that we are unable to access adequate capital to fund loans, we may have to curtail or cease our loan funding activities entirely. This would have a material adverse effect on our business, results of operations and financial condition.

If we lose key mortgage investor relationships, our business could be materially adversely affected.

  We rely on select investors to purchase the loans that we originate. These investors are under no obligation to continue their relationship with us or to purchase any loan offered for sale by us. Failure of these investors to offer competitive terms could have a material adverse affect on our business results of operation and financial condition. In addition, if private investors reduce their purchases of these mortgage loans, the market and price for such mortgage loans will be adversely affected, which would have a material adverse affect on our business, results of operations and financial condition.

We have a limited operating history.

  We recently redirected our strategic focus toward wholesale lending, and we have not yet developed an extensive financial history or experienced a wide variety of interest rate fluctuations or market conditions. Consequently, our financial results to date may not be indicative of our future results. We have recently retained a new senior management team to execute our new business strategy. Our ability to improve and expand our operations, financial condition, profitability and growth prospects, is dependent upon execution of our new strategic focus aimed at wholesale lending. If we are unable to execute our business plan, our business, results of operations and financial condition could be materially adversely affected.

We are dependent on our key personnel for successful operations.

  We believe that our future success will depend significantly on the continued services of our senior management and other key personnel, including Ronald R. Baca, Bernard A. Guy and Thomas G. Bowser, the Chief Executive Officer of Loraca, President of Loraca and Chief Executive Officer of NMMC, and President of NMMC, respectively. We have entered into employment agreements with Messrs. Baca, Guy and Bowser, but there can be no assurance of their continued employment. We do not maintain life insurance for any of our key personnel. The loss of the services of any of the above mentioned personnel, or other key employees, could have a material adverse affect on our business, results of operations and financial condition.

If the mortgage banking community does not embrace online mortgage financing and sales, our business may be materially adversely affected.

  The growth of our operations is dependent, to some extent, upon the acceptance of online mortgage financing by mortgage brokers and other mortgage loan originators. If these groups do not embrace our model for mortgage finance, our business, results of operations and financial condition may be materially adversely affected. The market for electronic mortgage financing, particularly over the Internet, is at an early state of development and is evolving rapidly. Rapid growth in the use of and interest in the Internet is a recent development. We cannot be certain that Internet usage will continue to grow or that a sufficiently broad base of businesses and consumers will utilize the Internet as a medium by which to communicate and obtain services traditionally provided in person. Our business prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the new and rapidly evolving market for Internet products and services.

  We believe that acceptance of our online products and services will depend on the following factors, among others:

  . the growth of the Internet as a medium for commerce generally, and as a market for financial products and services in particular;

  . development of the necessary Internet network infrastructure to support new technologies and handle the demands placed upon the Internet;

  . government regulations of the Internet; and

  . our ability to successfully and efficiently develop online products and services that are attractive to a sufficiently large number of mortgage brokers and other mortgage loan originators.

  There is a risk that online mortgage financing will not gain market acceptance and that businesses and consumers will not significantly increase their use of the Internet for obtaining loans. If the market for online mortgage financing fails to develop, or develops more slowly than expected, our business, results of operations and financial condition would be materially adversely affected.
In addition, if there are insufficient communications services to support the Internet, it could result in slower response times, which would adversely affect usage of the Internet. Even if the Internet gains acceptance, we may be unable, for technical or other reasons, to develop and introduce new online products and services or enhancements of existing products and services in a timely manner, and such products and services and enhancements may not gain widespread market acceptance. Any of these factors could have a material adverse affect on our business, results of operations and financial condition.

  In addition, because the market for online mortgage lending is at an early state of development, the volume of loans that we originate or sell in any given period is difficult to predict. If the volume of loans that we originate or sell falls below our expectations, our business, results of operation and financial condition could be materially adversely affected.

If we fail to comply with extensive federal and state laws regulating our industry, we could be subject to penalties, disqualification, lawsuits or enforcement actions that could have a material adverse affect on our business.

  Our operations are subject to extensive regulation by federal and state authorities. For example, the United States Department of Housing and Urban Development, or HUD, regulates certain aspects of the mortgage lending business as do the Federal Reserve Board and the Federal Trade Commission. The Real Estate Settlement Procedure Act of 1974, the Truth in Lending Act and other federal statutes require that certain disclosures, such as good faith estimates of settlement charges, a Truth-in-Lending Statement and a HUD-1 settlement statement be provided to borrowers. Additional information, such as the HUD Settlement Cost booklet, must also be provided to borrowers. The Federal Fair Housing Act and the Equal Credit Opportunity Act prohibit discrimination and various state statutes prohibit unfair and deceptive trade practices and impose disclosure and other requirements in connection with the mortgage loan origination process. If we fail to comply with such regulations, possible consequences could include loss of approved status, demands for indemnification, class action lawsuits, and administrative enforcement actions.

  In addition, RESPA contains certain prohibitions regarding the giving or taking of a fee, kickback, or anything of value for the referral of business to any specific person or organization. However, the payment of reasonable compensation for the provisions of goods, services and facilities is generally not prohibited.

If we are unable to differentiate ourselves from competition in our industry, our business prospects could be harmed.

  To compete successfully, we must respond promptly and effectively to the challenges of technological change, evolving standards and our competitors' innovations by continuing to enhance and expand our services, as well as our sales and marketing channels. Increased competition, particularly online competition, could result in price reductions, reduced margins or loss of market share, any of which could adversely affect our business. We may not be able to compete successfully in our market environment and our failure to do so could have an adverse effect on our business, results of operations and financial condition.

  The e-commerce market is new, rapidly evolving and intensely competitive. We expect competition to intensify in the future. Barriers to entry are minimal, so our competitors can launch new Internet sites at relatively low cost. In addition, the residential mortgage loan business is highly competitive. We currently compete with a variety of other companies offering mortgage services, including:

  . various online mortgage brokers, including E-LOAN, Inc., iOwn.com, Mortgage.com, Quicken Mortgage.com and Keystroke Financial;

  . mortgage companies that offer products through online search engines, such as Yahoo! and Microsoft Corporation's Home Advisor website;

  . mortgage banking companies, commercial banks, savings associations, credit unions and other financial institutions which still originate the vast majority of mortgage loans; and

  . mortgage brokers.

  Many of our mortgage banking and mortgage brokerage competitors have longer operating histories or significantly greater financial, technical, marketing and other resources than we do. Some of our online competitors are spending substantial funds on mass marketing and branding their mortgage services. In addition, some of our competitors offer a wider range of services and financial products to customers and have the ability to respond more quickly to new or changing opportunities. As a result, many have greater name recognition and more extensive customer bases and can offer more attractive terms to customers and adopt more aggressive loan pricing policies. We cannot be sure that we will be able to compete successfully against current and future competitors. If we are unable to do so it will have a material adverse affect on our business, results of operations and financial conditions.

If we are unable to manage growth in our business, our results of operation may not improve.

  We anticipate that we will need to rapidly expand our employee base, facilities and infrastructure in order to be able to compete successfully and take advantage of market opportunities. We expect this expansion to place significant strain on our management, operational and financial resources. Our current personnel, systems, procedures and controls are not adequate to support anticipated growth of our operations. To manage this expected growth, we will need to improve our mortgage processing, operational and financial systems, information processing capacity, procedures and controls. As we may be unable to hire, train, retain or manage necessary personnel, or to identify and take advantage of existing and potential strategic relationships and market our business, our results of operations and financial condition may not improve and could deteriorate.

If we are unable to respond to rapid technological change and improve our products and services, our business could be materially adversely affected.

  The mortgage market is subject to rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render existing technology and systems obsolete. To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our products and services. We cannot be sure that others will not develop and offer superior products and services, or if so offered, that they will not gain a greater acceptance among potential customers. Our success will depend, in part, on our ability to (i) license and internally develop leading technologies useful in our business, (ii) enhance our existing services, (iii) develop new services and technology that address the increasingly sophisticated and varied needs of our customers, and
(iv) respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

  The development of proprietary technology entails significant technical and business risks. There can be no assurance that we will successfully use new technologies effectively or adapt our technology and transaction-processing systems to customer requirements or emerging industry standards. If we are unable, for technical, legal, financial or other reasons, to adapt in a timely manner to changing market conditions, customer requirements or emerging industry standards, our business, results of operations and financial condition could be materially adversely affected.

If our quarterly revenues and operating results fluctuate significantly, the price of our Common Stock is likely to be volatile.

  Our quarterly revenues and operating results are likely to continue to vary substantially from quarter-to-quarter. Fluctuation in our quarterly results may cause the price of our Common Stock to be volatile. We believe that the following factors, among others, could affect our quarterly results:

  . fluctuations in mortgage loan interest rates;

  . seasonal or other economic factors affecting demand for mortgage credit;

  . the volume of our mortgage loan originations;

  . the size and timing of our loan sales;

  . our ability to offer competitive mortgage rates;

  . changes in our pricing policies or our competitors' pricing policies for mortgage origination and processing fees;

  . the proportion of our mortgage originations which are used to purchase homes or refinance existing debt;

  . the introduction of new products and services by us or our competitors;

  . the level of consumer interest and confidence in the Internet as a means of accessing financial products and services;

  . the timing of release of enhancements to our products and services;

  . our ability to upgrade and develop our information systems and operational infrastructure to accommodate growth;

  . the timing and rate at which we increase our expenses to support projected growth;

  . the cost of compliance with federal and state government laws and regulations, including any changes in our historic business practices that could result from legal interpretations;

  . any termination or restructuring of any strategic alliance or agreements with any key financing sources or service providers;

  . our announcement of new marketing initiatives or strategic alliance with other Internet-based companies, or termination of any such initiative or alliance;

  . the volume of business resulting from collaborative marketing efforts with our strategic partners;

  . technical difficulties or service interruptions affecting our Internet websites or operational data processing systems;

  . changes in our operating expenses and investment in our infrastructure;

  . general economic conditions;  and

  . additions or departures of key executives and operational personnel.

  In addition, we are aware that from time-to-time, chat groups may develop on the Internet and that participants in those groups may post statements about us. These statements may influence the market price of our Common Stock. We do not monitor statements about us that appear on the Internet, except for authorized statements made by us. We undertake no obligation of any kind whatsoever to monitor, correct, comment or respond to statements on the Internet or elsewhere by others, and it is our policy not to monitor, correct, comment on or respond to such statements.

If interest rates rise, our results of operations could be materially adversely affected.

  Our residential mortgage business depends upon overall levels of sale and refinancing of residential real estate as well as on mortgage loan interest rates. Any fluctuation in interest rates or an adverse change in residential real estate or general economic conditions, both of which are outside our control, could have a material adverse affect on our business, results of operations and financial conditions. Residential real estate values are highly cyclical. Shifts in the economy and residential real estate values generally affect the number of home sales and new housing starts. The demand for mortgage loan financing increases as the number of home sales increases. Declining interest rates generally increase mortgage loan financing activity because homeowners refinance existing mortgage loans to obtain more favorable interest rates. Rising rates, in contrast, discourage refinancing activities and generally reduce the number of home sales that occur.

  The effect of interest rate changes tends to be greater on the market for refinancing loans than it is on the market for purchase loans, since refinancing a mortgage loan is voluntary and motivated primarily by a homeowner's desire to lower financing costs, whereas new home purchasers are motivated by a need or desire for a new home. Accordingly, the annual volume of mortgage refinance activity may fluctuate significantly. We cannot predict future interest rate trends, their impact on our business, or our ability to manage this business mix.

  The value of the loans we make is based, in part, on market interest rates, and our business, results of operations and financial condition may be materially adversely affected if interest rates change rapidly or unexpectedly. If interest rates rise after we fix a price for a loan but before we sell the loan into the secondary market, the value of that loan may decrease. If we delay in selling our loans into the secondary market, our interest rate exposure increases and we could incur a loss on the sale.

If we have to repurchase loans sold to investors, our operating results could be materially adversely affected.

  We may be required to repurchase loans from our investors in the event of material misrepresentations by us or inaccuracies in the underlying loan documents. If we have insufficient funds to repurchase such loans upon demand, it may result in a default under our agreement with that investor.
Additionally, if a loan is repurchased, we may be required to hold it in inventory until resold. Depending on the circumstances of the transaction, such resale may result in a loss which may have a material adverse effect on our business, results of operations and financial condition.

We May Require Additional Capital in the Future

  We have expended, and will continue to expend, substantial funds on development of technology, expansion of our business, potential acquisitions and product development. We may require additional funds to finance our operations. We do not know at this time when we may need additional funds, and we cannot be certain that if we do need additional funds in the future that we will be able to obtain them on terms satisfactory to us, if at all. If we do raise additional funds through the issuance of equity or convertible debt securities, your stock ownership will be diluted. Further, these new securities may have rights, preferences or privileges senior to yours. Additionally, any debt financing that may be available to us may include restrictive covenants. If we are unable to raise additional funds when necessary, we may have to reduce planned capital expenditures, scale back our operations or enter into financing arrangements on terms which we would not otherwise accept, any of which may have a material adverse effect on our business, financial condition and results of operations.

If our electronic security devices are breached, our business would be materially adversely affected.

  We rely on certain encryption and authentication technology licensed from third parties to provide secure transmission of confidential information, such as borrowers' financial information. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the algorithms we use to protect customer transaction data. If any such compromise were to occur, it could have a material adverse affect on our business, results of operations and financial condition.

  We may be required to spend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and privacy of users may also inhibit the growth of the Internet generally, and e-commerce in particular. To the extent that our activities involve the storage and transmission of proprietary information, such as borrowers' financial information and profile information, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. There can be no assurance that our security measures will prevent security breaches or that a failure to prevent such security breaches will not have a material adverse effect on our business, financial condition and results of operations.

Any acquisitions that we undertake could be difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results.

  We may acquire or make investments in complementary businesses, technologies, service or products. These acquisitions and investments could disrupt our ongoing business, distract our management and employees and increase our expenses. We have had discussions with companies regarding our acquiring, or investing in, their businesses, products, services or technologies. If we acquire a company, we could have difficulty in assimilating that company's personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. We could also have difficulty in integrating the acquired products, services or technologies into our operations and we may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing stockholders.

Our business will suffer if we are unable to expand and promote our brand recognition.

  Establishing and maintaining our brand is critical to attracting and expanding our customer base, solidifying our business relationships and successfully implementing our business strategy. We cannot assure you that our brand will be positively accepted by the market or that our reputation will be strong.

  Promotion and enhancement of our brand will also depend, in part, on our success in providing a high-quality customer experience. We cannot assure you that we will be successful in achieving this goal. Customer complaints may significantly damage our reputation and offset the efforts we make in promoting and enhancing our brand and could have an adverse effect on our business, results of operations and financial condition. If our customers do not perceive our existing service to be of high-quality or if we alter or modify our brand image, introduce new services or enter into new business ventures that are not favorably received, the value of our brand could be diluted, thereby decreasing the attractiveness of our service to potential customers.

  If we are unable to retain and attract qualified personnel, our business could suffer.

  Our ability to grow and our future success depend on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, sales and marketing customer service and professional personnel. Competition for such employees is intense, and there is a risk that we will not be able to successfully attract, assimilate or retain sufficiently qualified personnel. If we fail to retain and attract the necessary technical, managerial, sales and marketing, customer service personnel and experienced professionals, our business, results of operations and financial condition could be materially adversely affected.

If there are interruptions or delays in obtaining appraisal, credit reporting, title searching and other underwriting services from third parties, we may experience customer dissatisfaction and difficulties closing loans.

  We rely on other companies to perform certain aspects of the loan underwriting process, including appraisals, credit reporting and title searches. If the provision of these ancillary services were interrupted or delayed, it could cause delays in the processing and closing of loans for our customers. The value of the service we offer and the ultimate success of our business is dependant on our ability to secure the timely provision of these ancillary services by third parties with whom we have business relationships. If we are unsuccessful in securing the timely delivery of these ancillary services, we would likely experience increased customer dissatisfaction and our business, results of operations and financial condition could be materially adversely affected.

If legislation or regulations surrounding the use of the Internet restrict our ability to originate mortgages over the Internet, our business could be materially adversely affected.

  Laws and regulations directly applicable to the Internet and e-commerce may become more prevalent in the future. In the event the Federal Trade Commission or other governmental authorities adopt or modify laws or regulations relating to the Internet, our business, results of operations and financial condition could be materially adversely affected. Such legislation and regulation could dampen the growth in Internet usage generally and decrease the acceptance of the Internet as a commercial medium. The laws and regulations governing the Internet remain largely unsettled, even in areas where there has been some legislative or regulatory action. It may take years to determine whether and how existing laws and regulations such as those governing intellectual property, privacy and taxation apply to the Internet. In addition, the growth and development of the market for e-commerce may prompt calls for more stringent consumer protection laws and regulations, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet.

If our computer systems fail, our business would be materially adversely affected.

  An important element of our strategy is to generate a high volume of traffic on, and use of, our websites once they have been established. Accordingly, the satisfactory performance, reliability and availability of our websites, transaction-processing systems and network infrastructure are critical to our reputation and ability to attract and retain customers and maintain adequate customer service levels. Our revenues will depend in part on the number of potential customers who visit our websites. Any system interruption that results in the unavailability of our websites would reduce the volume and attractiveness of our product and service offerings. Our communications hardware and some of our other computer hardware operations are located at our facilities in Lake Oswego, Oregon. The hardware for our internal loan and product database, as well as our loan processing operations, is also maintained in Lake Oswego, Oregon. Fires, floods, earthquakes, power loss, telecommunications failures, breaches and similar events could damage these systems. Computer viruses, electronic breaches or other similar disruptive problems could also adversely affect our computer systems. Our business, results of operations and financial condition could be adversely affected if our systems were affected by any of these occurrences. Our insurance policies may not adequately compensate us for losses that may occur in the event of a failure of our computer systems or other interruptions in our business.

  Our systems must accommodate a high volume of traffic and deliver frequently updated information, the accuracy and timeliness of which is critical to our business. In the past, we have experienced periodic system interruptions, which we believe will continue to occur from time to time. Any substantial increase in the volume of traffic on our systems will require us to expand and upgrade further our technology, transaction-processing systems and network infrastructure. We cannot be sure that we will be able to accurately project the rate or timing of increases, if any, in the use of our computer systems or expand and upgrade our systems and infrastructure to accommodate such increase in a timely manner. In addition, our future website users may depend on Internet service providers, online service providers and other website operators for access to our websites. Many of them have experienced significant outages in the past, and could experience outage delays and other difficulties due to system failures unrelated to our systems. Moreover, the Internet infrastructure may not be able to support continued growth in its use. Any of these problems could materially adversely affect our business, results of operations and financial condition.

If previously unregistered shares of our Common Stock are sold into the market, it could cause the market price of our Common Stock to drop.

  This registration statement covers substantially all of the shares of our Common Stock, some of which could otherwise currently be sold pursuant to Rule 144 of the Securities Act. Accordingly, the number of shares freely tradable in the open market following the effective date of this prospectus will increase significantly. If the holders of these shares sell large numbers of shares in the open market, the market price of our Common Stock could fall sharply. In addition, the perception that such sales could occur may cause the market price of our Common Stock to remain relatively low indefinitely. These factors could also make it more difficult for us to raise funds through future offerings of Common Stock.

If our internal systems, or the internal systems of our suppliers are not Year 2000 compliant, our business could be seriously disrupted.

  Many currently installed computer systems and software products only accept two digits to identify the year in any date. Thus, the year 2000 will appear as "00," which the system might consider to be the year 1900 rather than the year 2000. This could result in system failures, delays or miscalculations.
Computer systems and software that have not been developed or enhanced recently may need to be upgraded or replaced to comply with Year 2000 requirements.

  We believe that each of our software systems on a stand-alone basis will be year 2000 compliant. However, we rely on software components acquired from third parties which may not be Year 2000 compliant. The Internet operations of many of our customers may also be affected by Year 2000 complications. The failure of our customers or suppliers to ensure that their systems are year 2000 compliant could have an adverse affect on our customers, resulting in decreased ability to obtain necessary data, telecommunication capacity and Internet use, which in turn could have an adverse affect on our business, results of operations and financial condition.

Item 3.  Properties.
         ----------

  Loraca's executive offices are located at 5600 Wyoming Blvd., N.E., Suite 150, Albuquerque, New Mexico, 87109. Loraca currently occupies approximately 5,015 square feet of office space pursuant to a lease expiring in September 2002.
NMMC is headquartered at 6 Centerpointe Drive, Suite 360, Lake Oswego, Oregon, 97035. NMMC currently occupies approximately 4,758 square feet of office space under a lease which expires in June 2002. The Company anticipates that it will require additional office space as more personnel join Loraca and NMMC. Loraca is currently considering relocation to a major West-Coast metropolitan area in order to attract qualified personnel at the executive level.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
         --------------------------------------------------------------

  The following table sets forth certain information, as of September 28, 1999, with respect to the beneficial ownership of Loraca Common Stock by (i) all persons known by Loraca to be the beneficial owners of more than five percent of the outstanding Loraca Common Stock, (ii) each director of Loraca, (iii) each executive officer of Loraca named in the Summary Compensation Table and (iv) all other executive officers of Loraca.

                                                                              Shares that
                                                                              May be
                                                                              Acquired
                                                                              within 60
                                                                              days of
Name and Address of                                         Percentage of     September
Beneficial Owners                        Shares Owned       Class (2)         28, 1999
--------------------------------------   ------------       -------------     ------------
Ronald R. Baca (1)                          1,595,402             22.79%

Bernard A. Guy (2)                                  0                 0%

Thomas G. Bowser (2)                                0                 0%

John Trombello (1)                                  0                 0%

Harrison Gentry (1)                                 0                 0%

Amber Global Ltd. (3)                         583,310              8.33%

Aragon Agents Ltd. (4)                        584,720              8.35%

Chelsea International Ltd. (5)                569,000              8.13%

Katori Consultants Ltd. (6)                   585,700              8.36%

New Age Publications (7)                      582,300              8.32%

PT Pasifika Pratama Investindo (8)            569,000              8.13%

Sandford Enterprises Limited (9)              500,000              7.14%

Shang Holdings (10)                           584,900              8.35%


Executive Officers and Directors as a       1,595,402             22.79%
group (5 persons)......................

---------------------------------

(1) The address of Mr. Baca, Mr. Trombello and Mr. Gentry is 5600 Wyoming Blvd NE, Suite 150, Albuquerque, NM 87109.

(2) The address of Mr. Guy and Mr. Bowser is 6 Centrepointe Drive, Suite 360, Lake Oswego, OR, 97035.

(3) Amber Global Ltd.'s address is Unit No A 12th Fl, 1st Pacific Bank Center, No 56 Gloucester Rd, Hong Kong.

(4) Aragon Agents Ltd.'s address is Bldg. PT1-07, 1961 Area, Philexcel Compound, Clark Spec Economic, Pampango, Philippines.

(5)  Chelsea International Ltd.'s address is #1 Queens Row, Central Hong Kong.

(6) The address of Katori Consultants Ltd. is P.O. Box 957, Offshore Incorporations Centre, Road Town Tortola, British Virgin Islands.

(7) The address of New Age Publications is Bldg. 8584 Boton Wharf, Subic Bay, Freeport Zone, Olongapo City, 2222, Philippines.

(8) The address of PT Pasifika Pratama Investindo is the Ascot Jakarta, #2 Jalan Kebon Raya, Jakarta, 10230, Indonesia.

(9) The address of Sandford Enterprises Limited is Suite 1-3 16, F Kinwick Centre, 32 Hollywood Road, Central Hong Kong. The sole shareholder of Sandford Enterprises Limited is Nicola P. Ontiveros, Secretary of Loraca.

(10) The address of Shang Holdings is P.O. Box 107, Oceanic House, Duke Street, Grand Turk, Turks & Caicos Islands.

Item 5.  Directors and Executive Officers.
         --------------------------------

      Name                               Age         Position(s)
      ----                              ----         -----------
      Ronald R. Baca                     45          Chairman of the Board, Chief Executive
                                                     Officer and Director of Loraca; Chairman of
                                                     the Board of NMMC
      Bernard A. Guy                     43          President and Director of Loraca; Chief
                                                     Executive Officer and Director of NMMC
      D. Harrison Gentry                 60          Director of Loraca and NMMC
      John S. Trombello                  75          Director of Loraca and NMMC
      Thomas G Bowser                    45          President and Director of NMMC

  Ronald R. Baca has served as the Chief Executive Officer and Chairman of the Board of Directors of Loraca since February 1998, and as the Chairman of the Board of NMMC since January 1991. Mr. Baca also served as the President of Loraca from February 1998 through September 1999, and as President of NMMC from January 1991 to November 1998. Mr. Baca is also the President and Chairman of the Board of Directors of Heartland Insurance Company of America, an Illinois-domiciled insurance company, positions he has held since 1996. In addition, Mr. Baca serves as the President and a Director of the Raeaca Corporation, New Mexico Consumer Finance, Home Credit Corporation, and Addaca, Inc., all of which are private corporations that are currently inactive.

  Bernard A. Guy has served as the President and a Director of Loraca since September 1999, and as Chief Executive Officer and Director of NMMC since March 1999. Prior to joining the Company, Mr. Guy was the President, Chief Operating Officer and a Director of Southern Pacific Funding Corporation from October 1997 to September 1998, and Executive Vice President and a Director of Southern Pacific Funding Corporation from April 1995 to October 1997. Southern Pacific Funding Corporation filed for bankruptcy protection in October 1998. From January 1994 to April 1995, he was Senior Vice President of Southern Pacific Thrift and Loan Association's Residential Lending Division and from December 1992 to January 1994 he was Vice President of the same division. From June 1989 to December 1992, Mr. Guy was Senior Vice President of Preferred Financial Funding Corp., an independent retail mortgage banking company specializing in non-conforming credit loans. From June 1984 to June 1989, Mr. Guy was Vice President/Controller for United First Funding.

  D. Harrison Gentry has been a Director of Loraca and NMMC since February 1998. Since January 1995, Mr. Gentry has also served as a member and consultant of Westpac Consultants, L.L.C., a real estate investment banking firm. In addition, Mr. Gentry currently serves as a director of Dysart Mortgage, G.B.F. Properties, and Emerald River Development, Inc.

  John S. Trombello has been a Director of Loraca and NMMC since February 1998. In addition, he is currently the President and a director of Trinity Mortgage Company of Dallas, positions that he has held since March 1990. Mr. Trombello has worked in the mortgage business in various capacities for more than forty years.

  Thomas G. Bowser has served as President and a Director of NMMC since March 1999. Prior to joining NMMC, Mr. Bowser served in various capacities with Southern Pacific Funding Corporation, including as Executive Vice President-Production from 1997 to September 1998, as Senior Vice President-Wholesale Production from 1995 to 1997, and as Regional Vice President-Production from 1993 to 1995. Southern Pacific Funding Corporation filed for bankruptcy protection in October 1998. Mr. Bowser has worked in the mortgage industry, holding various positions, since 1977.

Item 6.  Executive Compensation.
         ----------------------

  The following table summarizes the compensation paid to or earned by the Chief Executive Officer of Loraca and the next four most highly compensated executive officers of the Company (the "Named Executive Officers") who were paid more than $100,000 for services rendered to the Company in all capacities during the fiscal year ended December 31, 1998 (rounded to nearest thousand):

                          Summary Compensation Table

                                     1998 Annual                                                 Long Term
                                     ------------                                              Compensation
                                     Compensation                                                 Awards
                                     -------------                                                ------
                                                                    Securities
                                                                    Underlying                   Other
Name and Principal                Salary         Bonus                Options                 Compensation
------------------              -----------   -----------           ----------                ------------
Position
--------
Ronald R. Baca (1).........     $ 100,000           -                   -                          -
  Chief Executive Officer
Bernard A. Guy (2).........            -            -                   -                          -
  President
Thomas G. Bowser (2).......            -            -                   -                          -
  President of NMMC

(1) Mr. Baca was elected as Chief Executive Officer and President of Loraca on February 25, 1998. In September 1999, Mr. Baca resigned as President of Loraca, and Mr. Guy was elected President of Loraca at that time.

(2) Neither Mr. Guy nor Mr. Bowser was employed by Loraca or NMMC during the fiscal year ended December 31, 1998.


Option Grants and Exercises in Last Fiscal Year

  During the period from its inception until December 31, 1998, the Company had granted no options to purchase its capital stock. On April 16, 1999, the Company granted Mr. Baca an option to purchase 200,000 shares of Common Stock with an exercise price of $5.00 per share. In addition, on September 3, 1999, the Company granted to each of Mr. Guy and Mr. Bowser, options to purchase 112,500 shares of Common Stock with an exercise price of $5.5625 per share. The options granted to Messrs. Baca, Guy and Bowser vest over a four year period.

Employment Agreements and Termination of Employment and Change of Control Arrangements

  Loraca has entered into an executive employment agreement with Mr. Baca effective as of January 1, 1999 (the "Baca Agreement"). The Baca Agreement is for a five year term commencing on January 1, 1999. On completion of the initial term, the Baca Agreement will automatically renew for subsequent one-year terms unless either party to the agreement provides three months advance written notice. The Baca Agreement provides for a base salary of $240,000 per year, as well as (i) an annual review and a six percent increase on each anniversary date, (ii) incentive compensation based on the Company's attainment of specified levels of earnings before interest, taxes, depreciation and amortization and (iii) other fringe benefits. Under the Baca Agreement, if Mr. Baca is terminated without cause or within 12 months of a change of control, he is entitled to receive a separation payment equal to two times the base salary if the termination occurs during the initial term, or a severance payment equal to three times the base salary then in effect if the termination occurs after the initial term.

  NMMC has entered into executive employment agreements with Mr. Guy and Mr. Bowser effective as of June 1, 1999 (the "Executive Agreements"). The Executive Agreements are for a term of three years, commencing on June 1, 1999. On completion of the initial term, the Executive Agreements will automatically renew for subsequent one-year terms unless either party to the agreement provides three months advance written notice. The Executive Agreements provide for a base salary of $150,000 per year for both Mr. Guy and Mr. Bowser, as well as (i) incentive compensation based on NMMC's attainment of specified levels of earnings before taxes and a minimum return on average equity; and (ii) other fringe benefits. Under the Executive Employment Agreements, if either Mr. Guy or Mr. Bowser is terminated without cause, he is entitled to receive a separation package which includes (i) the base salary for the term remaining under the term of employment then in effect; (ii) a lump sum payment equal to his average bonus payment for the four most recently completed quarters multiplied by the number of quarters remaining under the term of employment then in effect; (iii) payment of health insurance premiums for coverage elected pursuant to the Consolidated Budget Reconciliation Act of 1985 ("COBRA") and (iv) accelerated vesting of his outstanding options.

Benefit Plans

Loraca 1999 Stock Option Plan

  The Board of Directors of Loraca has reserved a total of 1,000,000 shares of Common Stock for issuance under the Loraca 1999 Stock Option Plan (the "Plan"). The purpose of the Plan is to attract, retain and reward persons providing services to Loraca and to motivate such persons to contribute to the growth and profitability of Loraca. The Plan permits the grant of options intended to qualify as incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, as well as non-qualified stock options. As of September 30, 1999, 425,000 shares of Common Stock were subject to outstanding options at a weighted average exercise price of $5.2978 per share, and 575,000 shares remained available for future grant under the Plan. Options may be granted to employees (including officers and directors who are also employees), consultants and directors and prospective employees, consultants and directors, although only employees (including officers and directors who are also employees) may receive ISOs. The exercise price per share of a non-qualified stock option must equal at least 85% of the fair market value of a share of Common Stock on the date of grant, and in the case of ISOs must be no less than the fair market value on the date of the grant. In addition, the exercise price for any option granted to an optionee who owns 10% or more of the total combined voting power of Loraca or any parent or subsidiary of Loraca must equal at least 110% of the fair market value of a share of Common Stock on the date of grant. Generally, options granted under the Plan are immediately exercisable and must be exercised within ten years, and shares subject to an option generally will vest over four years from the date of grant. In the event of certain "change in control" transactions involving Loraca, shares subject to options granted under the Plan will become fully vested and exercisable. In addition, an acquiring company may assume or substitute for such outstanding options.

Item 7.  Certain Relationships and Related Transactions.
         ----------------------------------------------

  The following transactions involve Loraca, NMMC and certain executive officers, directors and affiliates of Loraca and/or NMMC. Because of the relationships between the parties to each transaction, there can be no assurance that the transactions described below were on terms as favorable to Loraca and/or NMMC as could have been obtained from unaffiliated third parties.

  Prior to the acquisition of the outstanding capital stock of NMMC (formerly New Mexico Mortgage Company, Inc., and prior to that B.C. Trucking, Inc.) by Loraca on February 23, 1998 (the "Acquisition Date"), the business currently conducted by the Company was conducted by NMMC. From 1986 until the Acquisition Date, NMMC elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code of 1986, as amended, and comparable state tax laws. As a result, until the Acquisition Date, the earnings of NMMC were attributable, with certain exceptions, for federal and certain state income tax purposes to its stockholders rather than to NMMC. No distributions were paid to NMMC's stockholders in 1998.

  On the Acquisition Date, Mr. Baca and his wife, Susan Baca, exchanged all of the outstanding shares of capital stock of NMMC for 2,100,000 shares of the Common Stock of Loraca. See, Item 10, Recent Sales of Unregistered Securities.

  In June 1998, Mr. Baca purchased a bad debt account receivable from NMMC, involving NMMC's failed attempt to acquire Aim Insurance Company, a California domiciled insurance carrier which was conserved by the California Department of Insurance in 1994 and is currently in liquidation. See Item 8, "Legal Proceedings." As consideration for the purchase of the bad debt account receivable from NMMC, Mr. Baca forgave a debt payable by NMMC to Mr. Baca in the amount of $443,000.

  From time to time, the Company's Chief Executive Officer, Ronald R. Baca, has made loans to Loraca and NMMC in order to fund the Company's working capital needs, including payroll and other office expenses. In consideration of Mr. Baca's capital contributions, the Company issued to Mr. Baca an unsecured demand promissory note dated as of December 31, 1998 in the amount of $701,737 and bearing interest at the rate of 8% per annum. During the first and second quarters of 1999, the Company made net advances to Mr. Baca in the amount of $919,299, including the transfer to Mr. Baca in May 1999 of 41,000 shares of the common stock of ZiaSun Technologies, Inc., a publicly traded corporation ("ZiaSun"), with a market value of $645,750. As of June 30, 1999, all outstanding principal and interest on the note had been fully repaid by the Company and Mr. Baca owed the Company $217,562.

  In addition, pursuant to an Asset Purchase Agreement entered into as of December 30, 1998, the Raeaca Corporation, an affiliate of Mr. Baca, purchased certain receivables from NMMC with a mortgage backed security at a carrying value of $519,163. The Company participated in no other transactions with the Raeaca Corporation during its fiscal year 1998 and does not intend to participate in any further transactions with the Raeaca Corporation during its fiscal year 1999.

  The Company intends to enter into indemnification agreements with its directors and various executive officers containing provisions which may require it, among other things, to indemnify its officers and directors against liabilities that may arise by reason of their status or service as officers or directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. In addition, the Company intends to execute such agreements with its future directors and executive officers.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

  To date, the Company has had no compensation committee or other committee performing an equivalent function. No officer or employee of the Company has participated in deliberations by the Company's Board of Directors concerning executive officer compensation, except that Mr. Baca participated in the determination of Mr. Guy's compensation at the time he was hired by the Company.

Item 8.  Legal Proceedings.
         -----------------

Regional Investors, Inc. v. NMMC, Inc., Dist. of New Mexico No. CIV-99 07120.

  A lawsuit was filed on July 15, 1999, in the United States District Court for the District of New Mexico against NMMC by Regional Investors, Inc. ("Regional"). The complaint alleges that, in connection with a residential mortgage loan sold by NMMC to Regional, NMMC failed to repurchase a mortgage upon demand as required by Regional's Correspondent Agreement with NMMC. Regional is seeking monetary relief in the approximate amount of $43,362. The Company believes that Regional's claims are without merit and intends to defend vigorously against the action.

Gray Cary Ware & Freidenrich LLP v. Ronald Baca, et al., San Diego Superior Court Case No. GIC732677.

  On July 16, 1999, Gray Cary Ware & Freidenrich LLP, the Company's corporate legal counsel ("Gray Cary"), instituted an interpleader action against NMMC, Ronald R. Baca and Aguilar & Sebastinelli, a Professional Law Corporation ("A&S"). Gray Cary has interpled approximately $81,250, a portion of the settlement proceeds recovered by NMMC and Mr. Baca in the liquidation proceedings of Aim Insurance Company, an insolvent California insurer conserved by the California Department of Insurance (Orange County Superior Court Case No. 72577). The interpled funds were received in trust by Gray Cary on behalf of NMMC and Mr. Baca. A&S claims that it is entitled to the funds as a result of an alleged representation by, and contingency fee agreement with, NMMC and Mr. Baca relating to the liquidation proceedings. NMMC and Mr. Baca claim that they are entitled to the funds held in trust and deny that A&S has any rights, title or interest in such funds, and NMMC intends to vigorously defend its rights in the lawsuit. Gray Cary claims no interest in the interpled funds.

Aguilar & Sebastinelli, a Professional Law Corporation v. Ronald R. Baca, et al., San Francisco Superior Court Case No. 306684.

  NMMC and Mr. Baca are informed that on September 23, 1999, A&S filed an action for breach of contract, constructive trust, money had and received, breach of promissory note and declaratory relief against NMMC, Mr. Baca and others in San Francisco Superior Court. NMMC and Mr. Baca believe that the allegations in the complaint relate to alleged outstanding attorneys' fees owed by NMMC and Mr. Baca as a result of A&S's alleged prior representation of NMMC and Mr. Baca in the liquidation proceedings of Aim Insurance Company in Orange County. A&S alleges monetary damages in the aggregate amount of $171,278. A&S has not yet served the complaint on either NMMC or Mr. Baca. NMMC and Mr. Baca believe that A&S's claims are without merit and once the complaint is served, if ever, NMMC intends to vigorously defend such action.

Item 9.  Market Price of and Dividends on the Registrant's Common Equity and
         -------------------------------------------------------------------
Related Stockholder Matters.
---------------------------

  The Common Stock of Loraca is currently traded on the OTC Bulletin Board under the ticker symbol "LCAI." The Company is contemplating applying to Nasdaq for listing on The Nasdaq SmallCap Market. Because the Common Stock is not listed on any securities exchanges or quoted on the Nasdaq, a limited trading market for the Common Stock exists. The average weekly trading volume of the Common Stock during the quarter ended June 30, 1999, is estimated at approximately 26,531 shares, based on a report from Nasdaq Historical Research.

  The price information contained in the following table sets forth the high and low closing bid prices per share of the Common Stock as reported by Nasdaq Historical Research. The high and low bid prices of the Common Stock reflect inter-dealer prices which do not include retail markups, mark-downs or commissions and may not represent actual transactions.

--------------------------------------------------------------------------------------------
                                         High                               Low
                                         ----                               ---
--------------------------------------------------------------------------------------------
1997 (1)
    First Quarter                         -                                   -
--------------------------------------------------------------------------------------------
    Second Quarter                        -                                   -
--------------------------------------------------------------------------------------------
    Third Quarter                         -                                   -
--------------------------------------------------------------------------------------------
    Fourth Quarter                        -                                   -
--------------------------------------------------------------------------------------------
1998
--------------------------------------------------------------------------------------------
    First Quarter                      $5.750                              5.6250
--------------------------------------------------------------------------------------------
    Second Quarter                      6.250                              5.1250
--------------------------------------------------------------------------------------------
    Third Quarter                       6.125                              3.0000
--------------------------------------------------------------------------------------------
    Fourth Quarter                      4.125                              3.4375
--------------------------------------------------------------------------------------------
1999
--------------------------------------------------------------------------------------------
    First Quarter                       2.000                              1.125
--------------------------------------------------------------------------------------------
    Second Quarter                      8.000                              2.5000
--------------------------------------------------------------------------------------------
    Third Quarter                       5.750                              5.0625
--------------------------------------------------------------------------------------------

(1) While the Company's Common Stock was eligible to be traded over-the-counter starting June 30, 1997, Market Makers did not start quoting the security until January 1998.

  On September 30, 1999, the last sale price of the Common Stock, according to Nasdaq Historical Research was $5.375 per share, and there were approximately 7,000,000 shares of Common Stock outstanding held by 97 stockholders of record. Of the shares of Common Stock outstanding on September 30, 1999, approximately
(i) 800,000 shares are freely tradable without restriction under the Securities Act; (ii) 2,100,000 shares (owned by Mr. Baca) will not be tradable pursuant to Rule 144 under the Securities Act until February 2000; and (iii) 4,100,000 may be traded in compliance with Rule 144 or pursuant to other exemptions from registration under the Securities Act. In addition, Loraca has granted options to purchase 425,000 shares of its Common Stock (vesting over a four-year period) to officers of the Company pursuant to its 1999 Stock Option Plan with a weighted average exercise price of $5.2978.

  The Company anticipates that all earnings subsequent to the filing of this Form 10, if any, will be retained to finance the growth and development of the business and, therefore, the Company does not anticipate paying cash dividends on its Common Stock in the foreseeable future. Future dividends, if any, will be determined by the Company's Board of Directors. Prior to its acquisition by Loraca, NMMC paid dividends to its S Corporation stockholders.

Item 10.  Recent Sales of Unregistered Securities.
          ---------------------------------------

  From its inception in March 1996, Loraca has issued 7,000,000 shares of its Common Stock, $0.001 par value per share. Approximately 800,000 of such shares were issued in a private placement in February 1997 in reliance upon Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The shares were issued for nominal cash consideration ($0.10 per share and $80,000 in aggregate) in order to fund the incorporation expenses and initial operations of Loraca, including 50,000 shares issued to Loraca's sole incorporator, David Spencer. All investors had access to all relevant information regarding Loraca that was necessary to make an informed investment decision.

  On February 23, 1998, Loraca acquired all of the issued and outstanding shares of common stock of NMMC (formerly New Mexico Mortgage Company, Inc.) pursuant to an Agreement and Plan of Reorganization. Loraca was organized on March 11, 1996, and had no revenues or operations prior to the merger with NMMC. The acquisition was a transaction by an issuer not involving any public offering. The investment decision by Loraca was made by investors who were provided with access to information regarding Loraca and NMMC necessary to make an informed investment decision. In connection with its acquisition of NMMC, Loraca issued an additional 6,200,000 shares of Common Stock. Of such shares, 2,100,000 were issued pursuant to Section 4(2) of the Securities Act to Mr. Baca, an accredited investor, in exchange for all of the outstanding shares of NMMC held by Mr. Baca and his wife, Susan Baca. The remaining 4,100,000 shares were sold to offshore investors pursuant to Regulation S under the Securities Act. The shares were issued at the effective price of $0.5183 per share, or $3,213,415 in the aggregate.

  From inception until September 30, 1999, Loraca has granted options to purchase 425,000 shares of Common Stock. The option grants were all to employees in transactions exempt from registration pursuant to Rule 701 promulgated under the Securities Act.

  Pursuant to the Company's contract with its technology developer, J. A. Young & Co., the Company has agreed to issue shares of Common Stock with a market value equal to 40% of J. A. Young & Co.'s monthly invoice to the Company. J. A. Young & Co. is an accredited investor as defined under Rule 501(a) under the Securities Act, and the Company contemplates issuing Common Stock to J. A. Young & Co. pursuant to Section 4(2) of the Securities Act.

Item 11.  Description of Registrant's Securities to be Registered.
          -------------------------------------------------------

  The authorized capital stock of Loraca consists of 50,000,000 shares of Common Stock. The following summary of certain provisions of the Common Stock of Loraca does not purport to be complete and is subject to, and qualified in its entirety by, the Articles of Incorporation and Bylaws of Loraca, as amended to date, that are included as exhibits to this Form 10 (and incorporated herein by reference) and by the provisions of applicable law.

  As of September 28, 1999, there were approximately 7,000,000 shares of Common Stock outstanding held of record by 97 stockholders. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Common Stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares.

  The transfer agent and registrar for the Common Stock is Atlas Stock Transfer Corporation.

Item 12.  Indemnification of Directors and Officers.
          -----------------------------------------

  The General Corporation Law of Nevada ("Nevada Law") permits the indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The Company's Bylaws provide that the Company shall indemnify any person who is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by virtue of the fact that he is or was a director or officer of the Company. The indemnification extends to all expenses (including attorney's fees), judgements, fines and amounts paid in settlement which are actually and reasonably incurred by such director or officer in connection with such action , suit or proceeding, provided that he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

  The Company will maintain directors and officers insurance for the benefit of its officers and directors and intends to enter into indemnity agreements with each of its officers and directors pursuant to which the Company will indemnify its officers and directors to the fullest extent allowed by law. At present, there is no pending litigation or proceeding involving a director or officer of the Company in which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in a claim for indemnification by any director or officer of the Company.

Item 13.  Financial Statements and Supplementary Data.
          -------------------------------------------

  The consolidated financial statements of the Company are set forth beginning on page F-1.

Item 14.  Changes in and Disagreements with Accountants on Accounting and
          ---------------------------------------------------------------
Financial Disclosure.
--------------------

  In August 1999, the Company retained BDO Seidman, LLP as the Company's independent accountants. In June 1999, the Company dismissed its former accountants, Meyners + Co., LLC, Certified Public Accountants ("Meyners"). The decision to change independent accountants was ratified by the Company's Board of Directors. During the two most recent fiscal years audited by Meyners through June 2, 1999, there were no disagreements with Meyners regarding any matters with respect to accounting principles or practices, financial statement disclosure or audit scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountants, would have caused Meyners to make reference to the subject matter of the disagreement in connection with its report. The former accountants' reports for the years and periods audited by them are not part of the financial statements of the Company included in this registration statement. Such reports did not contain an adverse opinion or disclaimer of opinion or qualifications or modifications as to uncertainty, audit scope or accounting principles. Prior to retaining BDO Seidman, LLP, the Company had not consulted with BDO Seidman, LLP regarding the application of accounting principles or the type of audit opinion that might be rendered on the Company's financial statements.

Item 15.  Financial Statements and Exhibits.
          ---------------------------------

(a)  Financial Statements:

     The information required by this item is contained under the section "Index to Financial Statements" and such section is incorporated herein by reference.

(b)  Exhibits:

 2.1             Agreement and Plan of Reorganization by and between Loraca International, Inc. and NMMC, Inc.
                 dated as of February 23, 1998.
 3.1             Articles of Incorporation of Loraca International, Inc., as amended.
 3.2             Amended and Restated Bylaws of Loraca International, Inc.
 4.1             Specimen Common Stock Certificate.
10.1             1999 Stock Option Plan, and form of Stock Option Agreement thereunder.
10.2             Executive Employment Agreement dated as of January 1, 1999, between Loraca
                 International, Inc. and Ronald R. Baca.
10.3             Form of Employment Agreement (between Loraca International, Inc. and Bernard A. Guy /
                 Thomas G. Bowser).
10.4             Master Agreement for Professional Services dated as of August 13, 1999, between Loraca
                 International, Inc./NMMC, Inc. and J.A. Young & Co.
10.5             Amended and Restated Warehouse Loan and Security Agreement dated as of August 2, 1999, between NMMC, Inc. and The Provident Bank.
10.6             Participation Agreement dated as of July 7, 1999, between NMMC, Inc. and Sterling Bank and Trust.
10.7             Lease dated as of July 18, 1997, between Loraca International, Inc. and G&P Resorts,
                 Inc., as amended.
10.8             Sublease dated as of June 14, 1999, between Loraca International Inc. and The Ryland
                 Group, Inc.
10.9             Asset Purchase Agreement dated as of December 30, 1998, between NMMC, Inc. and Raeaca Corp.
10.10            Demand Promissory Note dated December 31, 1998 in favor of Ronald R. Baca.
21.1             List of Subsidiaries.
27.1             Financial Data Schedule.

                                  SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                LORACA INTERNATIONAL, INC.
                                              -----------------------------
                                                       (Registrant)


Date   October 7, 1999                      By  /s/ Ronald R. Baca
     --------------------------               -----------------------------
                                              Ronald R. Baca
                                              Chief Executive Officer

                          LORACA INTERNATIONAL, INC.

                                     INDEX



                                                                            Page
                                                                            ----


Financial Statements:

Consolidated Financial Statements -December 31, 1996, 1997 and 1998:

    Report of Independent Certified Public Accountants                      F-2

    Consolidated Balance Sheets                                             F-3

    Consolidated Statements of Operations and Comprehensive Loss            F-4

    Consolidated Statements of Stockholders' (Deficit) Equity               F-5

    Consolidated Statements of Cash Flows                             F-6 - F-7

    Notes to Consolidated Financial Statements                       F-8 - F-18


Consolidated Financial Statements (Unaudited) - June 30, 1998 and 1999:

    Consolidated Balance Sheets (Unaudited)                                F-19

    Consolidated Statements of Operations and Comprehensive
      Income (Loss) (Unaudited)                                            F-20

    Consolidated Statements of Stockholders' Equity (Unaudited)            F-21

    Consolidated Statements of Cash Flows (Unaudited)              F-22 -  F-23

    Notes to Consolidated Financial Statements (Unaudited)                 F-24

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



The Board of Directors
Loraca International, Inc.


          We have audited the accompanying consolidated balance sheets of Loraca International, Inc. as of December 31, 1998 and 1997, and the related consolidated statement of operations and comprehensive loss, shareholders' (deficit) equity, and cash flows for each of the years in the two-year period ended December 31, 1998, and for the period from March 11, 1996 (date of inception) through December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial positions of Loraca International, Inc. as of December 31, 1998, and 1997, and the consolidated results of operations and cash flows for each of the years in the two-year period ended December 31, 1998, and for the period from March 11, 1996 (date of inception) through December 31, 1996 in conformity with generally accepted accounting principles.



                                                            /s/BDO SEIDMAN, LLP



Los Angeles, California
September 30, 1999

                          LORACA INTERNATIONAL, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                              December 31,
                                                                                 -----------------------------------
                                                                                        1997                 1998
                                                                                 -----------------------------------
ASSETS

Cash and cash equivalents (Note 4)                                               $       69,253       $       35,895
Marketable securities (Notes 2 and 11)                                                        -            2,682,316
Loan receivables held for sale, net (Notes 4 and 7)                                           -            1,798,514
Receivables, other (Note 4)                                                                   -               49,673
Prepaid expenses                                                                              -               24,932
Property and equipment, net                                                                   -               64,968
Capitalized leased assets, net (Note 3)                                                       -               10,853
Goodwill, net of amortization of $0 and $25,602 (Note 9)                                      -              435,234
                                                                                 -----------------------------------
Total assets                                                                     $       69,253       $    5,102,385
                                                                                 ===================================

LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY

Warehouse lines of credit (Note 4)                                               $            -       $    1,790,960
Other borrowings (Notes 3 and 5)                                                         79,194               67,756
Accounts payable                                                                              -              152,569
Accrued liabilities                                                                           -               53,318
Note payable to stockholder (Note 11)                                                         -              701,737
Escrow deposits                                                                               -               12,714
                                                                                 --------------       --------------
Total liabilities                                                                        79,194            2,779,054
                                                                                 --------------       --------------

COMMITMENTS AND CONTINGENCIES (Notes 3, 6, 7, 10 and 12)

STOCKHOLDERS' (DEFICIT) EQUITY (Notes 8 and 12)
 Common stock:
  Par value - $.001 per share; 50,000,000 shares                                            800                7,000
    authorized; 800,000 shares issued and outstanding
    as of December 31, 1997 and 7,000,000 shares
    issued and outstanding as of December 31, 1998
 Additional paid-in-capital                                                              69,200            3,276,415
 Other accumulated comprehensive income (Note 2)                                              -              252,371
 Accumulated deficit                                                                    (79,941)          (1,212,455)
                                                                                 -----------------------------------
TOTAL STOCKHOLDERS' (DEFICIT) EQUITY                                                     (9,941)           2,323,331
                                                                                 -----------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY                             $       69,253       $    5,102,385
                                                                                 ===================================


                See notes to consolidated financial statements.

                          LORACA INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                            AND COMPREHENSIVE LOSS


                                                              From Inception on
                                                                March 11, 1996
                                                                   through                Years Ended December 31,
                                                                 December 31,         -------------------------------
                                                                     1996                  1997               1998
                                                           ----------------------------------------------------------
Revenues

 Gains on sales of loans                                   $                  -       $        -        $     285,843
 Interest income                                                              -                -              351,496
                                                           ----------------------------------------------------------
  Total revenue                                                               -                -              637,339
                                                           ----------------------------------------------------------
Expenses
 Interest expense                                                             -                -              452,513
 Personnel and commission expense                                             -           64,291              579,336
 General and administrative expense                                         280           15,370              782,534
                                                           ----------------------------------------------------------
  Total expenses                                                            280           79,661            1,814,383
                                                           ----------------------------------------------------------
LOSS FROM OPERATIONS                                                       (280)         (79,661)          (1,177,044)
                                                           ----------------------------------------------------------
Other income
 Dividends                                                                    -                -                3,423
 Gain on sale of investments                                                  -                -               41,107
                                                           ----------------------------------------------------------
  Total other income                                                          -                -               44,530
                                                           ----------------------------------------------------------
Net loss                                                                   (280)         (79,661)          (1,132,514)
                                                           ----------------------------------------------------------
Other comprehensive income (Note 2):
 Unrealized holding gains arising during period                               -                -              317,841
 Less reclassification adjustment for losses included                         -                -              (65,470)
   in net loss
                                                           ----------------------------------------------------------
Other comprehensive income                                                    -                -              252,371
                                                           ----------------------------------------------------------
Comprehensive loss                                         $               (280)      $  (79,661)       $    (880,143)
                                                           ==========================================================
Basic and diluted net loss per share                       $              (0.01)      $    (0.12)       $       (0.19)
                                                           ==========================================================
Weighted average number of shares outstanding                            50,000          681,000            5,967,000
                                                           ==========================================================

                See notes to consolidated financial statements.

                          LORACA INTERNATIONAL, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY

From inception on March 11, 1996 through December 31, 1996 and for each of the years in the two-year period ended December 31, 1998:

                                  Common Stock
                          ----------------------------
                                 Number                      Additional         Accumulated
                                   of                          Paid-in         Comprehensive       Accumulated
                                 Shares         Amount         Capital            Income             Deficit               Totals
                          ---------------------------------------------------------------------------------------------------------
Inception, March 11, 1996           -        $     -      $        -        $         -         $        -          $          -

Common stock issued to
 incorporators for cash
 at $.10 per share                 50,000           50            4,950                    -                 -                5,000

Net loss                                -            -                -                    -              (280)                (280)
                          ---------------------------------------------------------------------------------------------------------

Balance, December 31, 1996         50,000           50            4,950                    -              (280)               4,720

Common stock issued to
 public for cash at $.10
 per share                        750,000          750           74,250                    -                 -               75,000

Stock offering costs                    -            -          (10,000)                   -                 -              (10,000)

Net loss                                -            -                -                    -           (79,661)             (79,661)
                          ---------------------------------------------------------------------------------------------------------

Balance, December 31, 1997        800,000          800           69,200                    -           (79,941)              (9,941)

Common stock issued
 (Note 8)                       6,200,000        6,200        3,207,215                    -                 -            3,213,415

Net unrealized holding
 gains on marketable
 securities                             -            -                -              252,371                 -              252,371

Net loss                                -            -                -                    -        (1,132,514)          (1,132,514)
                          ---------------------------------------------------------------------------------------------------------
Balance, December 31, 1998      7,000,000    $   7,000    $   3,276,415     $        252,371    $   (1,212,455)           2,323,331
                          ---------------------------------------------------------------------------------------------------------

                See notes to consolidated financial statements.

                          LORACA INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           From Inception on
                                                             March 11, 1996
                                                                through                  Years Ended December 31,
                                                              December 31,          ----------------------------------
                                                                 1996                  1997                  1998
                                                        -------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents
Cash flows from operating activities:
  Net loss                                              $               (280)     $   (79,661)         $   (1,132,514)

  Adjustments to reconcile net loss to net cash
     provided used by operating activities:
    Allowance for loan losses                                              -                -                 100,057
    Depreciation and amortization                                          -                -                  71,276
    Gain on disposition of investments                                     -                -                 (65,470)
    Cash balances acquired from NMMC, Inc.                                 -                -                 173,848

    Decrease (increase) in assets and liabilities,
      net of effects from purchase of NMMC, Inc.:
       Proceeds from sale of loans originated                              -                -              21,745,141
          for sale
       Originations of loans held for sale                                 -                -             (16,798,386)
       Receivables                                                         -                -                 329,923
       Related party receivables                                           -                -                 (32,083)
       Prepaid expenses                                                    -                -                   3,444

    Increase (decrease) in:
       Accounts payable                                                  185             (185)               (233,313)
       Accrued liabilities                                                 -                -                  53,318
       Escrow deposits                                                     -                -                  12,714
       Amount due to NMMC, Inc.                                            -           79,194                 (79,194)
                                                        -------------------------------------------------------------
  Total adjustments                                                      185           79,009               5,281,275
                                                        -------------------------------------------------------------
Net cash provided (used) by operating activities                         (95)            (652)              4,148,761
                                                        -------------------------------------------------------------
Cash flows from investing activities:
  Proceeds from sale of marketable securities                              -                -                 762,945
  Purchase of property and equipment                                       -                -                 (20,097)
                                                        -------------------------------------------------------------
Net cash provided by investing activities                                  -                -                 742,848
                                                        -------------------------------------------------------------

Cash flows from financing activities:
  Warehouse lines of credit, and other                                     -                -              (4,928,997)
     borrowings, net
  Net proceeds on stockholder's note payable                               -                -                 222,911
  Principal payments on other borrowings                                   -                -                (218,881)
  Net proceeds on sale of securities                                   4,711           65,289                       -
                                                        -------------------------------------------------------------
Net cash provided (used) by financing activities                       4,711           65,289              (4,924,967)
                                                        -------------------------------------------------------------
Net increase (decrease) in cash                                        4,616           64,637                 (33,358)
Cash and cash equivalents, beginning of period                             -            4,616                  69,253
                                                        -------------------------------------------------------------
Cash and cash equivalents, end of period                $              4,616      $    69,253         $        35,895
                                                        =============================================================

                          LORACA INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


  SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

  In February 1998, Loraca International, Inc. ("Loraca") issued 2,100,000 shares of its common stock for 100 percent of NMMC, Inc.'s outstanding shares of common stock valued at $1,088,415. Assets acquired and liabilities assumed consisted of the following:

                                                                      Amount
                                                                ---------------
Cash                                                            $       173,848
Marketable securities                                                   483,257
Receivables                                                             379,596
Loan receivables held for sale                                        6,845,326
Prepaid expenses                                                         28,376
Property and equipment                                                  101,398
Other assets                                                            487,080
Goodwill                                                                460,836
Warehouse lines of credit                                             6,719,956
Other borrowings                                                        104,555
Accounts payable                                                        385,882
Capital lease obligations                                                15,802
Stockholder note payable                                                478,826
Debt                                                                    166,281
                                                                ===============


  In February 1998, 1,000,000 shares of common stock in a publicly traded corporation with an estimated fair market value of approximately $2,125,000 were received in exchange for 4,100,000 shares of common stock of Loraca.

  In December 1998, the Company's president purchased certain receivables from NMMC, Inc. in exchange for a mortgage backed security at a carrying value of $519,163.

  Interest paid in 1998 totaled $530,577.



                See notes to consolidated financial statements.

                          LORACA INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  NATURE OF BUSINESS

  Loraca International, Inc. was incorporated on March 11, 1996 in Nevada. In May 1998, Laraca International, Inc. changed its name to Loraca International, Inc. ("Loraca"). Loraca was formed to engage in the creation and acquisition of financial services companies. Loraca was considered a development stage company as defined under the Statement of Financial Accounting Standards (SFAS) No. 7 until February 23, 1998 when it acquired NMMC, Inc., formerly New Mexico Mortgage Company, Inc., a wholly owned subsidiary. NMMC, Inc. originates and sells traditional, as well as non-traditional mortgage products on a wholesale and retail basis primarily throughout the western United States.

  CONSOLIDATION POLICY

  The accompanying consolidated financial statements include the accounts of Loraca and its wholly owned subsidiary, NMMC, Inc. (the "Company"). Intercompany transactions and balances have been eliminated in consolidation.

  BASIS OF ACCOUNTING

  The Company's financial statements have been prepared on the accrual basis of accounting.

  CASH AND CASH EQUIVALENTS

  For purpose of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

  INVESTMENTS

  Investments in equity securities have been classified as available-for-sale securities and are reported at fair value. Unrealized holding gains and losses are excluded from earnings and reported as a separate component of stockholders' equity. Realized gains and losses are reported in earnings based on the historical cost on a first-in first-out basis of the specific security sold.

  DERIVATIVES

  The Company holds derivative financial instruments comprised of a subordinated mortgage backed certificate. The fair value of the certificate is determined by computing the present value of the excess of the weighted average coupon on the loans sold over the coupon on the senior interests, the servicing fees paid to the loan servicer, and fees payable to the trustee. Prepayment assumptions used in the present value computation are based on a sample of historical prepayment speed of 22 percent. The cash flows expected to be received by the Company, not considering the expected losses, are discounted at an interest rate that the Company believes an unaffiliated third-party purchaser would require as a rate of return on such a financial instrument. Expected losses are discounted using a rate based on the underlying underwriting guidelines, actual life losses to date, and current delinquency, foreclosure and real estate owned (REO) information. To the extent that actual future excess cash flows are different from estimated excess cash flows, the fair value of the Company's certificate will be adjusted, with corresponding adjustments made to operations in that period.

                          LORACA INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  The mortgage backed certificate is classified as an available for sale investment. As such, the investment is reported at its amortized cost in the accompanying consolidated financial statements.

  LOAN RECEIVABLES HELD FOR SALE

  Mortgage loans held for sale are reported at the lower of amortized cost or market value as determined by outstanding commitments from investors or current investor-yield requirements on an individual loan basis reduced or increased by the net deferred fees or costs associated with originating the loan.

  ALLOWANCE FOR LOSSES

  The allowance for losses is based on management's periodic evaluation of the potential loss exposure associated with the portfolio of mortgage loans held for sale and the costs to be incurred due to the repurchase of mortgage loans or indemnification of losses based on alleged violations of representations and warranties customary to the mortgage banking industry, and reflects an amount that, in management's opinion, is adequate to absorb such estimated losses. In evaluating the potential exposure, management takes into consideration numerous factors, including current economic conditions, prior loss experience, underlying collateral value, the provisions of loan sale agreements and the composition of the portfolio of mortgage loans held for sale or previously sold.

  RECEIVABLES

  Management believes other receivables to be fully collectible. Accordingly, no allowance for doubtful accounts is required.

  PROPERTY AND EQUIPMENT

  Property and equipment are carried at cost. Depreciation and amortization on assets are computed using accelerated depreciation methods over the estimated useful lives of the assets, which range from three to seven years.

  LONG-TERM ASSETS

  The Company applies SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets". Under SFAS No. 121, long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used are reported at the lower of the carrying amount or their estimated fair market value. Long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of the carrying amount or their estimated fair market value less costs to sell.

  Identifiable intangible assets not covered by FAS No. 121 and goodwill not identified with assets that are subject to an impairment loss under FAS No. 121 are accounted for in accordance with Accounting Principal Board ("APB") Opinion No. 17. Under APB No. 17, the amortization periods of identifiable assets and goodwill are continually evaluated to determine if the useful lives should be revised. If the useful lives are changed, the unamortized cost would be allocated to the remaining periods in the revised useful lives. In addition, the Company periodically reviews the carrying values of its identifiable intangible assets and goodwill by comparing them to their estimated fair market value and expected future benefits of the assets to determine if an impairment exists under APB No. 17.

                          LORACA INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  REVENUE  RECOGNITION

  The Company's revenues are derived from both the origination and sale of mortgage loans. As a wholesale mortgage banker, the Company generates income through discount points, fee charges for processing, documentation preparation, underwriting and other miscellaneous fees. With respect to the loans that it sells, the Company generates revenues from net premium income and interest income. Net premium income consists of the net gain on the sale of mortgage loans and mortgage servicing rights. This net gain is recognized at the time of receipt of funds based on the difference of the loans and their related servicing rights value minus the carrying value of the mortgage loans sold. Interest income consists of the interest the Company receives on the mortgage during the period to sale.

  LOAN ORIGINATION FEES AND COSTS

  Loan fees, discount points and certain direct origination costs are recorded as an adjustment of the cost of the loan and are recorded in earnings when the loan is sold. The Company sells whole loans including servicing rights.

  In 1997, the Company adopted SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. Under SFAS No. 125, a transfer of financial assets in which control is surrendered is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in the exchange. Liabilities and derivatives incurred or obtained by the transfer of financial assets are required to be measured at fair value, if practicable. Also, servicing assets and other retained interests in the transferred assets must be measured by allocating the previous carrying value between the assets sold and the interest retained, if any, based on their relative fair values at the date of the transfer.

  There was no material impact on the Company's consolidated financial statements as a result of the adoption of SFAS No. 125.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

  As of December 31, 1998, the fair value of cash, loan receivables held for sale, accounts receivable, warehouse lines of credit, other borrowings, and accounts payable, including amounts due to and from related parties, approximates carrying values because of the short-term maturity of these instruments.

  GOODWILL

  Goodwill, which represents the excess of purchase price over fair value of the net assets acquired of NMMC, Inc., is amortized on a straight-line basis over the expected period to be benefited of 15 years. The Company will assess the recoverability of this goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future cash flows of the acquired operation.

                          LORACA INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  ADVERTISING

  Advertising costs are expensed when incurred.

  USE OF ESTIMATES

  In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  INCOME TAXES

  The Company provides for income taxes in accordance with the liability method. Under this liability method, deferred taxes are determined based on the temporary difference between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The principal differences relate to items expensed for financial reporting purposes that are not currently deductible for tax purposes, such as depreciation and net operating loss carry-forwards.

  NET INCOME (LOSS) PER SHARE

  Loraca has adopted SFAS No. 128, which provides for the calculation of "Basic" and "Diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period.
Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share.

  COMPREHENSIVE INCOME

  The Company has adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." Comprehensive income includes all changes in equity except those resulting from investments by owners and distribution to owners.

  RECENT ACCOUNTING PRONOUNCEMENTS

  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which establishes accounting reporting standards for derivative instruments including certain derivative instruments embedded in other contracts and for hedging activities. SFAS 133 was originally to be effective for fiscal years beginning after June 15, 1999. SFAS No. 137 has deferred the effective date of SFAS 133 to all fiscal quarters of fiscal years beginning after June 15, 2000. Management believes the adoption of this statement will not have a material impact on the Company's financial statements.

                          LORACA INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     In October 1998, the FASB issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained After the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise", which effectively changes the way mortgage banking firms account for certain securities and other interests they retain after securitizing mortgage loans that were held for sale. The adoption of SFAS 134 had no impact on the Company's financial position.

NOTE 2 -- MARKETABLE SECURITIES

     Investments at December 31, 1998, were as follows:

                                                                     Amount
                                                               ---------------
Available for sale:
 Equity securities, at cost                                    $     1,910,782
 Unrealized gains on equity securities                                 252,371
                                                               ---------------
                                                                     2,163,153
 Mortgage-backed security, at amortized cost which
   approximates fair market value                                      519,163
                                                               ---------------
                                                               $     2,682,316
                                                               ===============

NOTE 3 -- LEASES

     The Company leases a building under an operating lease that expires in 2002 with a five-year renewal option. The Company also leases equipment under capital leases that expire in various years through 1999. Generally, the Company is required to pay executory costs, such as property taxes and insurance, on the capital leases. Total rental expense was $85,688 for 1998 (1997: $60,059).

     Capitalized leased assets at December 31, 1998, consisted of the following:

                                                                     Amount
                                                               ---------------
Office equipment                                               $        38,529

Less accumulated amortization                                           27,676
                                                               ---------------
                                                               $        10,853
                                                               ===============

                          LORACA INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 -- LEASES (CONTINUED)

  The following is a schedule of future minimum lease payments required under the operating and capital lease obligations, together with the present value of future minimum lease payments:

                                                         Capital              Operating
Years ending December 31,                                Leases                 Leases
----------------------------------------           ---------------        ---------------
  1999                                             $         6,520        $        65,640
  2000                                                           -                 67,556
  2001                                                           -                 69,474
  2002                                                           -                 53,183
                                                   ---------------        ---------------
Total minimum lease payments                                 6,520        $       255,853
                                                                          ===============
Less imputed interest                                          (35)
                                                   ---------------
Present value of minimum lease payments            $         6,485
                                                   ===============

NOTE 4 -- WAREHOUSE LINES OF CREDIT

At December 31, 1998, the Company had $1,790,960 outstanding under a $5,000,000 bank line of credit agreement bearing interest at LIBOR index plus 2.50% (7.62% at December 31, 1998), collateralized by all pledged loans, all cash deposited in the collateral account, all purchase commitments and the proceeds resulting from sales, all notes, deeds of trust, mortgages, assignments, security agreements, financing statements, guarantees and other documents and instruments relating to pledged loans, any existing servicing contracts, and all proceeds, products and profits of any loan. The unused portion of the line of credit as of December 31, 1998, is $3,209,040 (see Note 13)

  The loan agreements relating to the bank line of credit contain various covenants. The covenants of this agreement include the following provisions, among others:

        A.  NMMC, Inc. is required to maintain certain financial ratios.

        B. NMMC, Inc. cannot have more than two consecutive calendar quarters of net operating losses.

        C.  NMMC, Inc. shall maintain a positive cash flow during each month.

        D. NMMC, Inc. cannot make any capital expenditures or incur any capitalized lease obligation in excess of $50,000 per annum.

        E. NMMC, Inc. cannot undertake any additional secured borrowing, incur any other secured indebtedness, guaranty any indebtedness or become contingently liable, in an aggregate amount in excess of $50,000.

        F. NMMC, Inc. cannot have an uninsured final nonappealable judgement, the execution of which has not been stayed by any court, pursuant to which damages, fines or other penalties are assessed against the Company or any guarantor in excess of $100,000.

                          LORACA INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       At December 31, 1998, the Company was in violation of the interest coverage ratio requirements with respect to item A. and was also in violation of items B. and C. above. The bank waived these loan covenant requirements at December 31, 1998.


NOTE 5  -- OTHER BORROWINGS

Bank revolving line of credit in the amount of $25,000 bearing interest at Prime rate plus 3% (10.75% at December 31, 1998), secured by a stockholder's real estate, payable in monthly
 installments of .5% of the principal balance plus any finance
 charge accrued or $50, whichever is greater, no specified due date                            $        20,908

Unsecured vendor note bearing interest at 8.25%, payable in monthly
 principal and interest installments of $8,778, due April 1999                                          34,517

Bank note bearing interest at Prime rate plus 3.5% (11.25% at
 December 31, 1998), collateralized by a vehicle, payable in
 monthly principal and interest installments of $931, due April 1999                                     3,684

Unsecured bank note bearing interest at 13.25%, payable in monthly
 principal and interest installments of $535 due June 1999                                               2,162

Capitalized lease obligation                                                                             6,485
                                                                                               ---------------
                                                                                               $        67,756
                                                                                               ===============

NOTE 6 -- PROFIT SHARING PLAN

  Effective January 1, 1993, NMMC, Inc. adopted a 401(k) defined contribution profit sharing plan. Substantially all employees who have attained age 18 and completed one year of service are eligible. Employee contributions can be made through a salary reduction arrangement, and the Company may, at its discretion, make contributions up to maximum allowable amounts. No employer contributions were made to the plan during 1998.

NOTE 7 -- COMMITMENTS AND CONTINGENCIES

  LOAN COMMITMENTS

  At December 31, 1998, the Company had committed to but not yet funded approximately $263,450 of loans.

  ALLOWANCE FOR UNSOLD AND REPURCHASE LOSSES ON LOANS

  At December 31, 1998, an allowance of $92,417 for losses and for costs on unsold loans incurred was recorded. The Company has not experienced significant repurchase losses or indemnification of losses based on alleged violations of representations and warranties customary to the mortgage banking industry.

                          LORACA INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 -- COMMITMENTS AND CONTINGENCIES (CONTINUED)

  OFF BALANCE SHEET RISK

  Interest rate movements significantly impact the Company's volume of closed mortgage loans and represent the primary market risk to the Company. In a higher interest rate environment, consumer demand for mortgage loans, particularly refinancing of existing mortgage loans, declines. Interest rate movements affect the interest income earned on mortgage loans held for sale, interest expense on the warehouse lines of credit payable, the value of mortgage loans held for sale and ultimately the gain on sale of mortgage loans. In addition, in an increasing interest rate environment, the Company's mortgage loan brokerage volume is adversely affected.

  The Company originates mortgage loans and manages the market risk related to these mortgage loans by pre-selling them on a best-effort basis at the time that the Company establishes the borrower's interest rate. The Company currently does not maintain a trading portfolio of mortgage loans and/or mortgage securities. As a result, the Company is not exposed to market risk as it relates to trading activities. The majority of the Company's portfolio is held for sale which requires it to perform market valuations of its pipeline, its mortgage loan portfolio held for sale and related forward sale commitments in order to properly record the portfolio and the pipeline at lower of cost or market. Therefore, the Company monitors the interest rates of its loan portfolio as compared to prevailing interest rates in the market. Because the Company pre-sells its mortgage loan commitments forward, it believes that a 1.00% increase or decrease would not have a significant adverse affect on the Company's earnings from its interest rate sensitive assets. The Company pays-off the warehouse lines payable when the mortgage loan is sold and consequently would not be expected to incur significant losses from an increase in interest rates on the warehouse line of credit due to the short time frame that the warehouse line is drawn down. In the future, if the Company does not pre-sell the mortgage loan commitments, its market risk could change significantly.

  LITIGATION

  Gray Cary Ware & Freidenrich LLP v. Ronald Baca, et al., San Diego Superior
  ---------------------------------------------------------------------------
Court Case No. GIC732677.
------------------------

  On July 16, 1999, Gray Cary Ware & Freidenrich LLP, the Company's corporate legal counsel ("Gray Cary"), instituted an interpleader action against NMMC, Inc., Ronald R. Baca (the Company's President) and Aguilar & Sebastinelli, a Professional Law Corporation ("A&S"). Gray Cary has interpled approximately $81,250, a portion of the settlement proceeds recovered by NMMC, Inc. and Mr. Baca in the liquidation proceedings of Aim Insurance Company, an insolvent California insurer conserved by the California Department of Insurance (Orange County Superior Court Case No. 72577). The interpled funds were received in trust by Gray Cary on behalf of NMMC, Inc. and Mr. Baca. A&S claims that it is entitled to the funds as a result of an alleged representation by, and contingency fee agreement with, NMMC, Inc. and Mr. Baca relating to the liquidation proceedings. NMMC, Inc. and Mr. Baca claim that they are entitled to the funds held in trust and deny that A&S has any rights, title or interest in such funds, and NMMC, Inc. intends to vigorously defend its rights in the lawsuit. Gray Cary claims no interest in the interpled funds.

                          LORACA INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 NOTE 7 -- COMMITMENTS AND CONTINGENCIES (CONTINUED)

  LITIGATION (CONTINUED)

  Aguilar & Sebastinelli, a Professional Law Corporation v. Ronald R. Baca, et
  ----------------------------------------------------------------------------
al., San Francisco Superior Court Case No. 306684.
-------------------------------------------------

  NMMC, Inc. and Mr. Baca are informed that on September 23, 1999, A&S filed an action for breach of contract, constructive trust, money had and received, breach of promissory note and declaratory relief against NMMC, Inc. Mr. Baca and others in San Francisco Superior Court. NMMC, Inc. and Mr. Baca believe that the allegations in the complaint relate to alleged outstanding attorneys' fees owed by NMMC, Inc. and Mr. Baca as a result of A&S' alleged prior representation of NMMC, Inc. and Mr. Baca in the liquidation proceedings of Aim Insurance Company in Orange County. A&S alleges monetary damages in the aggregate amount of $171,278. A&S has not yet served the complaint on either NMMC, Inc. or Mr. Baca. NMMC, Inc. and Mr. Baca believe that A&S' claims are without merit and once the complaint is served, if ever, NMMC, Inc. intends to vigorously defend such action.

  The Company is also a party to legal claims arising in the normal course of business. In the opinion of management, based in part on discussions with legal counsel, resolution of such matters will not have a material adverse effect on the financial position and operating results of the Company.

NOTE 8 -- COMMON STOCK

  On February 23, 1998, Loraca issued 2,100,000 shares of common stock for 100 percent of NMMC, Inc.'s outstanding shares of common stock valued at $1,088,415. In addition, on February 23, 1998, 1,000,000 shares of common stock in a publicly traded corporation with an estimated fair market value of approximately $2,125,000 were received in exchange for 4,100,000 shares of Loraca's common stock.

NOTE 9 -- ACQUISITION

  On February 23, 1998, Loraca issued 2,100,000 shares of common stock for 100 percent of NMMC, Inc.'s outstanding shares of common stock valued at $1,088,415 in a business combination accounted for as a purchase. NMMC, Inc. primarily engages in mortgage broker services relating to single family residences in New Mexico. The results of operations of NMMC, Inc. are included in the accompanying consolidated financial statements since the date of acquisition. The total cost of the acquisition was $1,088,415, which exceed the fair value of the net assets of NMMC, Inc. by $460,836. The excess was recorded as goodwill and is being amortized over 15 years on the straight-line basis.

  Pro forma unaudited information assuming the acquisition of NMMC, Inc. occurred at the beginning of the periods presented:

                                                       Years Ended
                                                       December 31,
                                               1997                   1998
                                         ------------------------------------
Revenues                                 $    1,028,968        $      654,017
Net income (loss)                        $      150,721        $   (1,050,827)
Earnings (loss) per share                $         0.05        $        (0.18)

                          LORACA INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 -- ACQUISITION (CONTINUED)

  The unaudited pro forma information is not indicative of the results which may have been obtained had the transactions occurred on January 1, 1997 or of future results.

NOTE 10 -- INCOME TAXES

  At December 31, 1998, there are $643,000 of unused net operating loss carryforwards that may be applied against future Federal taxable income and expires in 2019. The Company also has $516,000 of capital loss carryforwards that may be applied against future capital gains and expires in 2004. Any benefit for the tax carryforwards has been fully reserved because management is unable to determine if it is more likely than not that these net operating losses will be realized.

NOTE 11 -- RELATED PARTY TRANSACTIONS

  In June 1998, the Company's President, Ronald R. Baca purchased a bad debt account receivable from NMMC, Inc. involving NMMC, Inc.'s failed attempt to acquire Aim Insurance Company, a California domiciled insurance carrier, which was conserved by the California Department of Insurance in 1994 and is currently in liquidation (Note 7). As consideration for the purchase of the bad debt account receivable from NMMC, Inc., Mr. Baca forgave a debt payable by NMMC, Inc. to Mr. Baca in the amount of $443,000.

  From time to time, Mr. Baca has made loans to Loraca and NMMC, Inc. in order to fund the Company's working capital needs, including payroll and other office expenses. In consideration of Mr. Baca' capital contributions, the Company issued to Mr. Baca an unsecured demand promissory note dated as of December 31, 1998 in the amount of $701,737 and bearing interest at the rate of 8% per annum. Interest expense related to this note was $0 in 1998.

  Effective December 31, 1998, Mr. Baca purchased certain receivables from NMMC, Inc. in exchange for a mortgage backed security at a carrying value of $519,163. Management believes that the value of the mortgage backed security equals or exceeds the value of the receivables sold.

NOTE 12 -- SUBSEQUENT EVENTS

  Subsequent to December 31, 1998, the Company closed its California and New Mexico sales and processing branches. The Company is now originating and selling specialty mortgage products in selected states from its offices in Oregon.

  On January 1, 1999, the Company entered into an employment agreement with its President and Chief Executive Officer. The initial term of the employment relationship pursuant to this agreement is for a period of five years following such date, unless sooner terminated. On completion of the initial term, the agreement will automatically renew for subsequent one-year terms unless either party provides three months advance written notes. The agreement provides for a base salary subject to an annual review and a six percent increase on each anniversary date, incentives based on the Company's attainment of specified levels of earnings before interest, taxes, depreciation and amortization, and other fringe benefits. If the Company terminates this agreement without cause, the Company will pay the remainder of the base salary

                          LORACA INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -- SUBSEQUENT EVENTS (CONTINUED)

then in effect for the balance of either the initial term or any subsequent one-year term. In addition, the Chief Executive Officer also receives a "separation package," which includes a severance payment equal to two times the base salary if the termination occurs during the initial term, or a severance payment equal to three times the base salary then in effect if the termination occurs after the initial term. The separation package will be paid provided that the Chief Executive Officer agrees to act as a consultant for the Company without further compensation for six months following the termination of the employment relationship, if requested to do so by the Company, and refrains from competition with the Company.

  On March 29, 1999, the Company entered into a $5,000,000 Warehouse Loan Agreement with Provident Bank. Pursuant to this agreement, Provident Bank may agree to fund certain loans evidenced by promissory notes and secured by mortgages, deeds of trust, or deeds to secure debt conveying interests in real estate.

  On April 14, 1999, the Company adopted a Stock Option Plan under which options may be granted to prospective and existing employees, consultants, and directors of the Company and its subsidiary to purchase common shares at a price equal to the fair market value at the date of grant. The maximum aggregate number of shares, that may be issued under the Plan shall be one million (1,000,000) and shall consist of authorized but unissued or reacquired shares of stock or any combination thereof.

  On April 16, 1999, the President and Chief Executive Officer of the Company was granted an option to purchase 200,000 shares of common stock of the Company at an exercise price of $5.00 per share.

 The Company did not renew its $5,000,000 line of credit after May 31, 1999.

  NMMC, Inc. has entered into executive employment agreements with Mr. Barney Guy and Mr. Thomas Bowser effective as of June 1, 1999 (the "Executive Agreements"). The Executive Agreements are for a term of three years, commencing on June 1, 1999.

  On September 3, 1999, the Company granted to each, Mr. Barney Guy and Mr. Thomas Bowser, an option to purchase 112,500 shares of Common Stock at a per share option price of $5.5625.

  Pursuant to the Company's contract with its technology developer, J. A. Young & Co., the Company has agreed to issue shares of Common Stock with a market value equal to 40% of J. A. Young & Co.'s monthly invoice to the Company. J. A. Young & Co. is an accredited investor as defined under Rule 501(a) under the Securities Act, and the Company contemplates issuing Common Stock to J. A. Young & Co. pursuant to Section 4(2) of the Securities Act.

                          LORACA INTERNATIONAL, INC.

                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                                                                                          June 30,
                                                                                                            1999
                                                                                                     --------------
ASSETS
Cash and cash equivalents                                                                            $        8,826
Marketable securities                                                                                     4,165,365
Loan receivables held for sale, net                                                                         277,030
Receivable from stockholder                                                                                 217,562
Receivables, other                                                                                           18,576
Mortgage backed security                                                                                    519,163
Prepaid expenses                                                                                             39,027
Property and equipment, net                                                                                  66,233
Capitalized leased assets, net                                                                                4,824
Goodwill, net of amortization of $40,963                                                                    419,873
                                                                                                     --------------
Total assets                                                                                         $    5,736,479
                                                                                                     ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
Warehouse lines of credit                                                                            $      276,910
Other borrowings                                                                                             23,893
Accounts payable                                                                                             83,861
Accrued liabilities                                                                                             299
Escrow deposits                                                                                               5,692
                                                                                                     --------------
Total liabilities                                                                                           390,655
                                                                                                     --------------

COMMITMENTS AND CONTINGENCIES (Notes 3, 6, 7, 10 and 12)

STOCKHOLDERS' EQUITY
 Common stock:
  Par value - $.001 per share; 50,000,000 shares authorized;                                                  7,000
   7,000,000 shares issued and outstanding as of June 30, 1999
 Additional paid-in-capital                                                                               3,276,415
 Other accumulated comprehensive income                                                                   2,120,648
 Accumulated deficit                                                                                        (58,239)
                                                                                                     --------------
TOTAL STOCKHOLDERS' EQUITY                                                                                5,345,824
                                                                                                     --------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                           $    5,736,479
                                                                                                     ==============


                See notes to consolidated financial statements.

                          LORACA INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                        AND COMPREHENSIVE INCOME (LOSS)
                                  (UNAUDITED)

                                                                                                Six Months Ended June 30,
                                                                                        --------------------------------------
                                                                                               1998                   1999
                                                                                        --------------------------------------
REVENUES
 Gains on sales of loans                                                                $       207,526        $        78,934
 Interest income                                                                                198,230                 36,672
                                                                                        --------------------------------------
  Total revenue                                                                                 405,756                115,606
                                                                                        --------------------------------------
EXPENSES
 Interest expense                                                                               254,869                 52,758
 Personnel and commission expense                                                               175,256                609,267
 General and administrative expense                                                             314,136                691,190

  Total expenses                                                                                744,261              1,353,215
                                                                                        --------------------------------------
LOSS FROM OPERATIONS                                                                           (338,505)            (1,237,609)
                                                                                        --------------------------------------
OTHER INCOME (EXPENSE)
 Dividends                                                                                        1,095                  4,702
 Gain on sale of investments                                                                     20,915              2,387,123
 Bad debt expense                                                                                (7,727)                     -
                                                                                        --------------------------------------
  Total other income (expense)                                                                   14,283              2,391,825
                                                                                        --------------------------------------
NET INCOME (LOSS)                                                                              (324,222)             1,154,216

Other comprehensive income:
 Unrealized holding gains (loss) during period                                                 (695,444)             1,868,277
                                                                                        --------------------------------------
Comprehensive income (loss)                                                                  (1,019,666)             3,022,493
                                                                                        ======================================
Basic and diluted net income (loss) per share                                           $         (0.07)                  0.16
                                                                                        ======================================
Weighted average number of shares outstanding                                           $     4,933,000        $     7,000,000
                                                                                        ======================================



                See notes to consolidated financial statements.

                          LORACA INTERNATIONAL, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

From January 1,1998 and for each of the six months period ended June 30, 1999:

                                                                                  Other
                                 Number                      Additional        Accumulated
                                   of                         Paid-in         Comprehensive        Accumulated
                                 Shares         Amount        Capital         Income (loss)          Deficit               Totals
                          --------------------------------------------------------------------------------------------------------
Balance, January 1, 1998          800,000    $     800    $      69,200    $              -     $      (79,941)   $         (9,941)

Common stock issued             6,200,000        6,200        3,207,215                   -                  -           3,213,415

Net unrealized holding
 loss on marketable
 securities                             -            -                -            (695,444)                 -            (695,444)

Net loss                                -            -                -                   -           (324,222)           (324,222)
                          --------------------------------------------------------------------------------------------------------

Balance, June 30, 1998          7,000,000        7,000        3,276,415            (695,444)          (404,163)          2,183,808

Net unrealized holding
 gains on marketable
 securities                             -            -                -             947,815                  -             947,815

Net loss                                -            -                -                   -           (808,292)           (808,292)
                          --------------------------------------------------------------------------------------------------------

Balance, January 1, 1999        7,000,000        7,000        3,276,415             252,371         (1,212,455)          2,323,331

Net unrealized holding
 gains on marketable
 securities (unaudited)                 -            -                -           1,868,277                  -           1,868,277

Net income (unaudited)                  -            -                -                   -          1,154,216           1,154,216
                          --------------------------------------------------------------------------------------------------------

Balance, June 30, 1999
 (unaudited)                    7,000,000    $   7,000    $   3,276,415    $      2,120,648     $      (58,239)          5,345,824
                          ========================================================================================================

                See notes to consolidated financial statements.

                          LORACA INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                                               Six Months Ended June 30,
                                                                                      -----------------------------------------
                                                                                              1998                     1999
                                                                                      -----------------------------------------
Increase (Decrease) in Cash and Cash Equivalents
Cash flows from operating activities:

  Net income (loss)                                                                   $       (324,222)         $     1,154,216

  Adjustments to reconcile net income (loss) to net
   cash provided (used) by operating activities:
    Allowance for loan losses                                                                  100,057                        -
    Depreciation and amortization                                                               37,231                   42,187
    Gain on disposition of investment                                                          (65,470)              (2,387,123)
    Cash balances acquired from NMMC, Inc.                                                     173,848                        -

    Decrease (increase) in assets and liabilities,
      net of effects from purchase of NMMC, Inc.:
       Proceeds from sale of loans originated
          for sale                                                                          11,031,623                7,912,343
       Originations of loans held for sale                                                  (9,232,685)              (6,390,860)
       Receivables                                                                             466,003                   31,097
       Related party receivables                                                               (32,083)                       -
       Prepaid expenses                                                                        (16,989)                 (14,095)

    Increase (decrease) in:
       Accounts payable                                                                       (232,665)                 (68,707)
       Accrued liabilities                                                                      75,873                  (53,020)
       Escrow deposits                                                                          22,944                   (7,022)
       Amount due to NMMC, Inc.                                                                (79,194)                       -
                                                                                      -----------------------------------------
  Total adjustments                                                                          2,248,493                 (935,200)
                                                                                      -----------------------------------------
Net cash provided (used) by operating activities                                             1,924,271                  219,016
                                                                                      -----------------------------------------
Cash flows from investing activities:
  Purchase of marketable securities                                                                  -                 (715,125)
  Proceeds from sale of marketable securities                                                  434,186                2,322,562
  Purchase of property and equipment                                                            (7,402)                 (22,059)
                                                                                      -----------------------------------------
Net cash provided (used) by investing activities                                               426,784                1,585,378
                                                                                      -----------------------------------------
Cash flows from financing activities:
  Warehouse lines of credit and other
     borrowings, net                                                                        (2,031,773)              (1,514,050)
  Payments on stockholder's note payable, net                                                  (15,423)                (273,549)
  Principal payments other borrowings, net                                                      24,397                  (43,864)
                                                                                      -----------------------------------------
Net cash used by financing activities                                                       (2,022,799)              (1,831,463)
                                                                                      -----------------------------------------
Net increase (decrease) in cash                                                                328,256                  (27,069)
Cash and cash equivalents, beginning of period                                                  69,253                   35,895
                                                                                      -----------------------------------------
Cash and cash equivalents, end of period                                              $        397,509          $         8,826
                                                                                      =========================================

                          LORACA INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

  SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

  In February 1998, Loraca International, Inc. ("Loraca") issued 2,100,000 shares of its common stock for 100 percent of NMMC, Inc.'s outstanding shares of common stock valued at $1,088,415. Assets acquired and liabilities assumed consisted of the following:

                                                           Amount
                                                     ---------------
Cash                                                 $       173,848
Marketable securities                                        483,257
Receivables                                                  379,596
Loan receivables held for sale                             6,845,326
Prepaid expenses                                              28,376
Property and equipment                                       101,398
Other assets                                                 487,080
Goodwill                                                     460,836
Warehouse lines of credit                                  6,719,956
Other borrowings                                             104,555
Accounts payable                                             385,882
Capital lease obligations                                     15,802
Stockholder note payable                                     478,826
Debt                                                         166,281
                                                     ===============

  In February 1998, 1,000,000 shares of common stock in a publicly traded corporation with an estimated fair market value of approximately $2,125,000 were received in exchange for 4,100,000 shares of common stock of Loraca.

  Interest paid in 1999 and 1998 totaled $25,953 and $338,731.



                See notes to consolidated financial statements.

                          LORACA INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1 -- FINANCIAL STATEMENT PRESENTATION

  The consolidated balance sheet as of June 30, 1999, the consolidated statements of operations and comprehensive income for the six months ended June 30, 1999 and 1998, and the consolidated statements of cash flows for the six months ended June 30, 1999 and 1998 are unaudited and have been prepared in accordance with generally accepted accounting principles for interim financial statements and pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. It is recommended that these financial statements be read in conjunction with the consolidated financial statements and notes thereto included in the Company's financial statements for the fiscal year ended December 31, 1998.

  The accompanying consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly the financial position as of June 30, 1999, the results of operations for the six months ended June 30, 1999 and 1998, and cash flows for the six months ended June 30, 1999 and 1998. All such adjustments are of a normal and recurring nature. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year. Certain reclassifications have been made to the prior year financial statements to conform with the current year presentation.